Exhibit 99.3



Cenovus Energy Inc.

Consolidated Financial Statements

For the Year Ended December 31, 2019

(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2019

TABLE OF CONTENTS

REPORT OF MANAGEMENT

Management's Responsibility for the Consolidated Financial Statements

The accompanying Consolidated Financial Statements of Cenovus Energy Inc. are the responsibility of Management. The Consolidated Financial Statements have been prepared by Management in Canadian dollars in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include certain estimates that reflect Management's best judgments.

The Board of Directors has approved the information contained in the Consolidated Financial Statements. The Board of Directors fulfills its responsibility regarding the financial statements mainly through its Audit Committee which is made up of five independent directors. The Audit Committee has a written mandate that complies with the current requirements of Canadian securities legislation and the United States *Sarbanes – Oxley Act of 2002* and voluntarily complies, in principle, with the Audit Committee guidelines of the New York Stock Exchange. The Audit Committee met with Management and the independent auditors on at least a quarterly basis to review and approve interim Consolidated Financial Statements and Management's Discussion and Analysis prior to their public release as well as annually to review the annual Consolidated Financial Statements and Management's Discussion and Analysis and recommend their approval to the Board of Directors.

Management's Assessment of Internal Control Over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. The internal control system was designed to provide reasonable assurance to Management regarding the preparation and presentation of the Consolidated Financial Statements.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the design and effectiveness of internal control over financial reporting as at December 31, 2019. In making its assessment, Management has used the Committee of Sponsoring Organizations of the Treadway Commission framework in Internal Control – Integrated Framework (2013) to evaluate the design and effectiveness of internal control over financial reporting. Based on our evaluation, Management has concluded that internal control over financial reporting was effective as at December 31, 2019.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, was appointed to audit and provide independent opinions on both the Consolidated Financial Statements and internal control over financial reporting as at December 31, 2019, as stated in their Report of Independent Registered Public Accounting Firm dated February 11, 2020. PricewaterhouseCoopers LLP has provided such opinions.

/s/ Alexander J. Pourbaix   */s/ Jonathan M. McKenzie*

Alexander J. Pourbaix   **Jonathan M. McKenzie**
President &   Executive Vice-President &
Chief Executive Officer   Chief Financial Officer
Cenovus Energy Inc.   Cenovus Energy Inc.

February 11, 2020



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Cenovus Energy Inc.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying Consolidated Balance Sheets of Cenovus Energy Inc. and its subsidiaries (together, the "Company") as of December 31, 2019 and 2018, and the related Consolidated Statements of Earnings (Loss), Comprehensive Income (Loss), Shareholders' Equity, and Cash Flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 4 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 due to the adoption of IFRS 16, Leases.

Basis for Opinions

The Company's Management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.



Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of Management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impact of reserves and resources on the recoverable amounts of Property, Plant and Equipment ("PP&E") for the Deep Basin Cash Generating Units ("CGUs") and on Depreciation, Depletion and Amortization ("DD&A") expense for the Oil Sands and Deep Basin segments

As described in Notes 1, 3, 5, 10 and 18 to the consolidated financial statements, the Company assesses its CGUs for indicators of impairment on a quarterly basis or when facts and circumstances suggest that the carrying amount which is net of accumulated DD&A and net impairment losses may exceed its recoverable amount. The Company calculates depletion on the costs accumulated within each area using the unit-of-production method based on estimated proved reserves determined using forward prices and costs. Costs subject to depletion include estimated future costs to be incurred in developing proved reserves. As at December 31, 2019, the Company had $2,433 million in Deep Basin PP&E assets net of accumulated DD&A and net impairment losses. In aggregate the Company recognized $1,735 million of DD&A expense for the Oil Sands and Deep Basin segments for the year ended December 31, 2019. Management determined the recoverable amounts of PP&E for the Deep Basin CGUs based on fair value less costs of disposal using discounted after-tax cash flows of reserves and resources requiring the use of significant estimates and judgments by Management related to forward commodity prices, expected production volumes, quantity of reserves and resources, royalty payments, and future development and operating expenses, as well as estimates over discount rates, and income tax rates. The Company's estimates of reserves and resources, as applicable, used for both the determination of the recoverable amounts of PP&E for the Deep Basin CGUs and the calculation of DD&A expense for the Oil Sands and Deep Basin segments have been developed by Management's specialists, specifically independent qualified reserve evaluators.

The principal considerations for our determination that performing procedures relating to the impact of reserves and resources on the recoverable amounts of PP&E for the Deep Basin CGUs and on DD&A expense for the Oil Sands and Deep Basin segments is a critical audit matter are (i) the significant amount of judgment required by Management, including the use of Management's specialists, when developing the estimates of reserves and resources and the recoverable amounts; (ii) there was a high degree of auditor judgment, subjectivity, and effort in performing procedures relating to Management's cash flow projections and significant assumptions including forward commodity prices, expected production volumes, quantity of reserves and resources, future development and operating expenses, as well as discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to Management's estimates of reserves and resources, the determination of the recoverable amounts of PP&E for the Deep Basin CGUs and the calculation of DD&A expense for the Oil Sands and Deep Basin segments. These procedures also included, among others, testing Management's process for determining the recoverable amounts of PP&E for the Deep Basin CGUs and DD&A expense for the Oil Sands and Deep Basin



segments, which included (i) evaluating the appropriateness of the methods used by Management in making these estimates; (ii) testing the completeness, accuracy and relevance of underlying data used in Management's analysis in developing these estimates; (iii) assessing the reasonability of the assumptions used by Management, including forward commodity prices, expected production volumes, quantity of reserves and resources, as well as future development and operating expenses; and (iv) testing the unit-of-production rates used to calculate DD&A expense. The work of Management's specialists was used in performing the procedures to evaluate the reasonableness of the reserves and resources used to determine the recoverable amounts of PP&E for the Deep Basin CGUs and DD&A expense for the Oil Sands and Deep Basin segments. As a basis for using this work, the specialists' qualifications and objectivity were understood, as well as their methods and assumptions. The procedures performed also included tests of data used by Management's specialists and an evaluation of their findings. Evaluating the assumptions used by Management's specialists also involved assessing whether the assumptions used were reasonable considering the current and past performance of the Company, consistency with industry pricing forecasts and consistency with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were also used to assist in evaluating the reasonableness of the recoverability calculations, including the discount rate used within the models.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants
Calgary, Alberta, Canada

February 11, 2020

We have served as the Company's auditor since 2008.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

For the years ended December 31,
($ millions, except per share amounts)

	Notes	**2019**	2018	2017
Revenues	1			
Gross Sales		**21,353**	21,389	17,314
Less: Royalties		**1,172**	545	271
		20,181	20,844	17,043
Expenses	1			
Purchased Product		**8,427**	8,744	8,033
Transportation and Blending		**5,184**	5,942	3,748
Operating		**2,088**	2,184	1,949
Production and Mineral Taxes		**1**	1	1
(Gain) Loss on Risk Management	35	**156**	305	896
Depreciation, Depletion and Amortization	10,18,19	**2,249**	2,131	1,838
Exploration Expense	10,17	**82**	2,123	888
General and Administrative		**336**	391	300
Onerous Contract Provisions	26	**(5)**	629	8
Finance Costs	6	**511**	627	645
Interest Income		**(12)**	(19)	(62)
Foreign Exchange (Gain) Loss, Net	7	**(404)**	854	(812)
Revaluation (Gain)	9	**-**	-	(2,555)
Transaction Costs	9	**-**	-	56
Re-measurement of Contingent Payment	25	**164**	50	(138)
Research Costs		**20**	25	36
(Gain) Loss on Divestiture of Assets	8	**(2)**	795	1
Other (Income) Loss, Net		**(11)**	(12)	(5)
Earnings (Loss) From Continuing Operations Before Income Tax		**1,397**	(3,926)	2,216
Income Tax Expense (Recovery)	12	**(797)**	(1,010)	(52)
Net Earnings (Loss) From Continuing Operations		**2,194**	(2,916)	2,268
Net Earnings (Loss) From Discontinued Operations	11	**-**	247	1,098
Net Earnings (Loss)		**2,194**	(2,669)	3,366
Basic and Diluted Earnings (Loss) Per Share ($)	13			
Continuing Operations		**1.78**	(2.37)	2.06
Discontinued Operations		**-**	0.20	0.99
Net Earnings (Loss) Per Share		**1.78**	(2.17)	3.05

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31,
($ millions)

	Notes	**2019**	2018	2017
Net Earnings (Loss)		**2,194**	(2,669)	3,366
Other Comprehensive Income (Loss), Net of Tax	31			
Items That Will Not be Reclassified to Profit or Loss:				
Actuarial Gain (Loss) Relating to Pension and Other Post-Retirement Benefits		**5**	(3)	9
Change in the Fair Value of Equity Instruments at FVOCI [1]		**12**	1	(1)
Items That May be Reclassified to Profit or Loss:				
Foreign Currency Translation Adjustment		**(228)**	397	(275)
Total Other Comprehensive Income (Loss), Net of Tax		**(211)**	395	(267)
Comprehensive Income (Loss)		**1,983**	(2,274)	3,099

[1] Fair Value through Other Comprehensive Income ("FVOCI").

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

As at December 31,
($ millions)

	Notes	2019	2018
Assets			
Current Assets			
Cash and Cash Equivalents	14	**186**	781
Accounts Receivable and Accrued Revenues	15	**1,551**	1,238
Income Tax Receivable		**10**	-
Inventories	16	**1,532**	1,013
Risk Management	35,36	**5**	163
Total Current Assets		**3,284**	3,195
Exploration and Evaluation Assets	1,17	**787**	785
Property, Plant and Equipment, Net	1,18	**27,834**	28,698
Right-of-Use Assets, Net	1,19	**1,325**	-
Income Tax Receivable		**-**	160
Other Assets	20	**211**	64
Goodwill	1,21	**2,272**	2,272
Total Assets		**35,713**	35,174
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts Payable and Accrued Liabilities	22	**2,210**	1,833
Long-Term Debt	23	**-**	682
Lease Liabilities	24	**196**	-
Contingent Payment	25	**79**	15
Onerous Contract Provisions	26	**17**	50
Income Tax Payable		**17**	17
Risk Management	35,36	**2**	3
Total Current Liabilities		**2,521**	2,600
Long-Term Debt	23	**6,699**	8,482
Lease Liabilities	24	**1,720**	-
Contingent Payment	25	**64**	117
Onerous Contract Provisions	26	**46**	613
Decommissioning Liabilities	27	**1,235**	875
Other Liabilities	28	**195**	158
Deferred Income Taxes	12	**4,032**	4,861
Total Liabilities		**16,512**	17,706
Shareholders' Equity		**19,201**	17,468
Total Liabilities and Shareholders' Equity		**35,713**	35,174
Commitments and Contingencies	38		

See accompanying Notes to Consolidated Financial Statements.

Approved by the Board of Directors

/s/ Patrick D. Daniel

Patrick D. Daniel
Director
Cenovus Energy Inc.

/s/ Claude Mongeau

Claude Mongeau
Director
Cenovus Energy Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

($ millions)

	Share Capital (Note 30)	Paid in Surplus (Note 30)	Retained Earnings	AOCI [1] (Note 31)	Total
As at December 31, 2016	5,534	4,350	796	910	11,590
Net Earnings (Loss)	-	-	3,366	-	3,366
Other Comprehensive Income (Loss)	-	-	-	(267)	(267)
Total Comprehensive Income (Loss)	-	-	3,366	(267)	3,099
Common Shares Issued	5,506	-	-	-	5,506
Stock-Based Compensation Expense	-	11	-	-	11
Dividends on Common Shares	-	-	(225)	-	(225)
As at December 31, 2017	11,040	4,361	3,937	643	19,981
Net Earnings (Loss)	-	-	(2,669)	-	(2,669)
Other Comprehensive Income (Loss)	-	-	-	395	395
Total Comprehensive Income (Loss)	-	-	(2,669)	395	(2,274)
Stock-Based Compensation Expense	-	6	-	-	6
Dividends on Common Shares	-	-	(245)	-	(245)
As at December 31, 2018	11,040	4,367	1,023	1,038	17,468
Net Earnings (Loss)	-	-	2,194	-	2,194
Other Comprehensive Income (Loss)	-	-	-	(211)	(211)
Total Comprehensive Income (Loss)	-	-	2,194	(211)	1,983
Stock-Based Compensation Expense	-	10	-	-	10
Dividends on Common Shares	-	-	(260)	-	(260)
As at December 31, 2019	**11,040**	**4,377**	**2,957**	**827**	**19,201**

[1] Accumulated Other Comprehensive Income (Loss).

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,
($ millions)

	Notes	2019	2018	2017
Operating Activities				
Net Earnings (Loss)		**2,194**	(2,669)	3,366
Depreciation, Depletion and Amortization	18,19	**2,249**	2,131	2,030
Exploration Expense	17	**82**	2,123	890
Deferred Income Tax Expense (Recovery)	12	**(814)**	(794)	583
Unrealized (Gain) Loss on Risk Management	35	**149**	(1,249)	729
Unrealized Foreign Exchange (Gain) Loss	7	**(827)**	649	(857)
Revaluation (Gain)	9	**-**	-	(2,555)
Re-measurement of Contingent Payment	25	**164**	50	(138)
(Gain) Loss on Discontinuance	11	**-**	(301)	(1,285)
(Gain) Loss on Divestiture of Assets	8	**(2)**	795	1
Unwinding of Discount on Decommissioning Liabilities	27	**58**	63	128
Onerous Contract Provisions, Net of Cash Paid	26	**(15)**	618	(8)
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		**401**	206	(18)
Other		**85**	52	48
Net Change in Other Assets and Liabilities		**(84)**	(72)	(107)
Net Change in Non-Cash Working Capital		**(355)**	552	252
Cash From (Used in) Operating Activities		**3,285**	2,154	3,059
Investing Activities				
Acquisition, Net of Cash Acquired	9	**-**	-	(14,565)
Capital Expenditures – Exploration and Evaluation Assets	17	**(73)**	(55)	(147)
Capital Expenditures – Property, Plant and Equipment	18	**(1,110)**	(1,322)	(1,523)
Proceeds From Divestitures	8,11	**1**	1,050	3,210
Net Change in Investments and Other		**(133)**	9	-
Net Change in Non-Cash Working Capital		**(117)**	(295)	159
Cash From (Used in) Investing Activities		**(1,432)**	(613)	(12,866)
Net Cash Provided (Used) Before Financing Activities		**1,853**	1,541	(9,807)
Financing Activities	37			
Issuance of Long-Term Debt		**-**	-	3,842
(Repayment) of Long-Term Debt		**(2,279)**	(1,144)	-
Net Issuance (Repayment) of Revolving Term Debt		**276**	(20)	32
Issuance of Debt Under Asset Sale Bridge Facility		**-**	-	3,569
(Repayment) of Debt Under Asset Sale Bridge Facility		**-**	-	(3,600)
Principal Repayment of Leases		**(150)**	-	-
Common Shares Issued, Net of Issuance Costs		**-**	-	2,899
Dividends Paid on Common Shares		**(260)**	(245)	(225)
Other		**-**	(1)	(2)
Cash From (Used in) Financing Activities		**(2,413)**	(1,410)	6,515
Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		**(35)**	40	182
Increase (Decrease) in Cash and Cash Equivalents		**(595)**	171	(3,110)
Cash and Cash Equivalents, Beginning of Year		**781**	610	3,720
Cash and Cash Equivalents, End of Year		**186**	781	610

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES

Cenovus Energy Inc. and its subsidiaries, (together "Cenovus" or the "Company") are in the business of developing, producing and marketing crude oil, natural gas liquids ("NGLs") and natural gas in Canada with marketing activities and refining operations in the United States ("U.S.").

Cenovus is incorporated under the "*Canada Business Corporations Act*" and its shares are listed on the Toronto ("TSX") and New York ("NYSE") stock exchanges. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company's basis of preparation for these Consolidated Financial Statements is found in Note 2.

Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus's chief operating decision makers. The Company evaluates the financial performance of its operating segments primarily based on operating margin. The Company's reportable segments are:

- **Oil Sands**, which includes the development and production of bitumen in northeast Alberta. Cenovus's bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as other projects in the early stages of development. The Company's interest in certain of its operated oil sands properties, notably Foster Creek, Christina Lake and Narrows Lake, increased from 50 percent to 100 percent on May 17, 2017.

- **Deep Basin**, which includes approximately 2.8 million net acres of land primarily in the Elmworth-Wapiti, Kaybob-Edson, and Clearwater operating areas, rich in natural gas and NGLs. The assets reside in Alberta and British Columbia and include interests in numerous natural gas processing facilities. These assets were acquired on May 17, 2017.

- **Refining and Marketing**, which is responsible for transporting, selling and refining crude oil into petroleum and chemical products. Cenovus jointly owns two refineries in the U.S. with the operator Phillips 66, an unrelated U.S. public company. In addition, Cenovus owns and operates a crude-by-rail terminal in Alberta. This segment coordinates Cenovus's marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification. The marketing of crude oil and natural gas sourced from Canada, including physical product sales that settle in the U.S., is considered to be undertaken by a Canadian business. U.S. sourced crude oil and natural gas purchases and sales are attributed to the U.S.

- **Corporate and Eliminations**, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the reportable segment to which the derivative instrument relates. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by the Company's rail terminal, crude oil production used as feedstock by the Refining and Marketing segment, and unrealized intersegment profits in inventory. Eliminations are recorded at transfer prices based on current market prices. The Corporate and Eliminations segment is attributed to Canada, with the exception of unrealized risk management gains and losses, which have been attributed to the country in which the transacting entity resides.

In 2017, the Company announced its intention to divest of its Conventional segment that included its heavy oil assets at Pelican Lake, the carbon dioxide ("CO_2") enhanced oil recovery project at Weyburn and conventional crude oil, NGLs and natural gas assets in the Suffield and Palliser areas in southern Alberta. As such, the associated results of operations have been reported as a discontinued operation (see Note 11). As at January 5, 2018, all of the Company's Conventional assets were sold.

The following tabular financial information presents the segmented information first by segment, then by product and geographic location.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

A) Results of Operations – Segment and Operational Information

For the years ended December 31,	Oil Sands			Deep Basin			Refining and Marketing		
	2019	2018	2017	**2019**	2018	2017	**2019**	2018	2017
Revenues									
Gross Sales	**10,838**	10,026	7,362	**691**	904	555	**10,513**	11,183	9,852
Less: Royalties	**1,143**	473	230	**29**	72	41	**-**	-	-
	9,695	9,553	7,132	**662**	832	514	**10,513**	11,183	9,852
Expenses									
Purchased Product	**-**	-	-	**-**	-	-	**8,844**	9,261	8,476
Transportation and Blending	**5,152**	5,879	3,704	**82**	90	56	**-**	-	-
Operating	**1,039**	1,037	934	**337**	403	250	**948**	927	772
Production and Mineral Taxes	**-**	-	-	**1**	1	1	**-**	-	-
(Gain) Loss on Risk Management	**23**	1,551	307	**-**	26	-	**(16)**	(1)	6
Operating Margin	**3,481**	1,086	2,187	**242**	312	207	**737**	996	598
Depreciation, Depletion and Amortization	**1,543**	1,439	1,230	**319**	412	331	**280**	222	215
Exploration Expense	**18**	6	888	**64**	2,117	-	**-**	-	-
Segment Income (Loss)	**1,920**	(359)	69	**(141)**	(2,217)	(124)	**457**	774	383

For the years ended December 31,	Corporate and Eliminations			Consolidated		
	2019	2018	2017	**2019**	2018	2017
Revenues						
Gross Sales	**(689)**	(724)	(455)	**21,353**	21,389	17,314
Less: Royalties	**-**	-	-	**1,172**	545	271
	(689)	(724)	(455)	**20,181**	20,844	17,043
Expenses						
Purchased Product	**(417)**	(517)	(443)	**8,427**	8,744	8,033
Transportation and Blending	**(50)**	(27)	(12)	**5,184**	5,942	3,748
Operating	**(236)**	(183)	(7)	**2,088**	2,184	1,949
Production and Mineral Taxes	**-**	-	-	**1**	1	1
(Gain) Loss on Risk Management	**149**	(1,271)	583	**156**	305	896
Depreciation, Depletion and Amortization	**107**	58	62	**2,249**	2,131	1,838
Exploration Expense	**-**	-	-	**82**	2,123	888
Segment Income (Loss)	**(242)**	1,216	(638)	**1,994**	(586)	(310)
General and Administrative	**336**	391	300	**336**	391	300
Onerous Contract Provisions	**(5)**	629	8	**(5)**	629	8
Finance Costs	**511**	627	645	**511**	627	645
Interest Income	**(12)**	(19)	(62)	**(12)**	(19)	(62)
Foreign Exchange (Gain) Loss, Net	**(404)**	854	(812)	**(404)**	854	(812)
Revaluation (Gain)	**-**	-	(2,555)	**-**	-	(2,555)
Transaction Costs	**-**	-	56	**-**	-	56
Re-measurement of Contingent Payment	**164**	50	(138)	**164**	50	(138)
Research Costs	**20**	25	36	**20**	25	36
(Gain) Loss on Divestiture of Assets	**(2)**	795	1	**(2)**	795	1
Other (Income) Loss, Net	**(11)**	(12)	(5)	**(11)**	(12)	(5)
	597	3,340	(2,526)	**597**	3,340	(2,526)
Earnings (Loss) From Continuing Operations Before Income Tax				**1,397**	(3,926)	2,216
Income Tax Expense (Recovery)				**(797)**	(1,010)	(52)
Net Earnings (Loss) From Continuing Operations				**2,194**	(2,916)	2,268

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

B) Revenues by Product

For the years ended December 31,	2019	2018	2017
Upstream			
Crude Oil	9,790	9,662	7,184
Natural Gas	300	321	235
NGLs	202	333	184
Other	65	69	43
Refined Product	8,291	9,032	7,312
Market Optimization	2,222	2,151	2,540
Corporate and Eliminations	(689)	(724)	(455)
Revenues From Continuing Operations	20,181	20,844	17,043

C) Geographical Information

	Revenues		
For the years ended December 31,	2019	2018	2017
Canada	11,799	11,695	9,723
United States	8,382	9,149	7,320
Consolidated	20,181	20,844	17,043

	Non-Current Assets [1]	
As at December 31,	2019	2018
Canada	28,336	27,644
United States	4,093	4,175
Consolidated	32,429	31,819

[1]   Includes exploration and evaluation ("E&E") assets, property, plant and equipment ("PP&E"), right-of-use ("ROU") assets, other assets and goodwill.

Export Sales

Sales of crude oil, NGLs and natural gas produced or purchased in Canada that have been delivered to customers outside of Canada were $4,002 million (2018 – $2,500 million; 2017 – $1,713 million).

Major Customers

In connection with the marketing and sale of Cenovus's own and purchased crude oil, NGLs, natural gas and refined products for the year ended December 31, 2019, Cenovus had two customers (2018 – three; 2017 – two) that individually accounted for more than 10 percent of its consolidated gross sales. Sales to these customers, recognized as major international energy companies with investment grade credit ratings, were approximately $6,922 million and $2,316 million, respectively (2018 – $7,840 million, $2,285 million, and $2,263 million; 2017 – $5,655 million, $1,964 million), which are included in all of the Company's operating segments.

D) Assets by Segment

	E&E Assets		PP&E		ROU Assets	
As at December 31,	2019	2018	2019	2018	2019	2018
Oil Sands	703	639	20,924	21,646	768	-
Deep Basin	84	146	2,433	2,482	3	-
Refining and Marketing	-	-	4,131	4,284	77	-
Corporate and Eliminations	-	-	346	286	477	-
Consolidated	787	785	27,834	28,698	1,325	-

			Goodwill		Total Assets	
As at December 31,			2019	2018	2019	2018
Oil Sands			2,272	2,272	26,317	25,373
Deep Basin			-	-	2,640	2,742
Refining and Marketing			-	-	5,688	5,621
Corporate and Eliminations			-	-	1,068	1,424
Discontinued Operations			-	-	-	14
Consolidated			2,272	2,272	35,713	35,174

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

E) Capital Expenditures [(1)]

For the years ended December 31,	**2019**	2018	2017
Capital Investment			
Oil Sands	**706**	887	973
Deep Basin	**53**	211	225
Refining and Marketing	**280**	208	180
Corporate and Eliminations	**137**	57	77
Discontinued Operations	**-**	-	206
	1,176	1,363	1,661
Acquisition Capital			
Oil Sands [(2)]	**2**	332	11,614
Deep Basin	**7**	9	6,774
Refining and Marketing	**4**	-	-
Total Capital Expenditures	**1,189**	1,704	20,049

(1) Includes expenditures on PP&E, E&E assets and assets held for sale.
(2) In connection with the acquisition discussed in Note 9, Cenovus was deemed to have disposed of its pre-existing interest in FCCL Partnership ("FCCL") and re-acquired it at fair value as required by International Financial Reporting Standard 3, "Business Combinations" ("IFRS 3"), which is not reflected in the table above. The carrying value of the pre-existing interest was $9,081 million and the estimated fair value was $11,605 million as at May 17, 2017.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

In these Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These Consolidated Financial Statements have been prepared on a historical cost basis, except as detailed in the Company's accounting policies disclosed in Note 3.

These Consolidated Financial Statements were approved by the Board of Directors on February 11, 2020.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Principles of Consolidation

The Consolidated Financial Statements include the accounts of Cenovus and its subsidiaries. Subsidiaries are entities over which the Company has control. Subsidiaries are consolidated from the date of acquisition of control and continue to be consolidated until the date that there is a loss of control. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

Interests in joint arrangements are classified as either joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangement. Joint operations arise when the Company has rights to the assets and obligations for the liabilities of the arrangement. The Company's Refining activities are conducted through the joint operation WRB Refining LP ("WRB") and, accordingly, the accounts reflect the Company's share of the assets, liabilities, revenues and expenses. Prior to May 17, 2017, FCCL was accounted for as a joint operation. Subsequent to the acquisition discussed in Note 9, Cenovus controls FCCL, and accordingly, FCCL has been consolidated.

B) Foreign Currency Translation

Functional and Presentation Currency

The Company's presentation currency is Canadian dollars. The accounts of the Company's foreign operations that have a functional currency different from the Company's presentation currency are translated into the Company's presentation currency at period-end exchange rates for assets and liabilities, and using average rates over the period for revenues and expenses. Translation gains and losses relating to the foreign operations are recognized in other comprehensive income ("OCI") as cumulative translation adjustments.

When the Company disposes of an entire interest in a foreign operation or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are recognized in net earnings. When the Company disposes of part of an interest in a foreign operation that continues to be a subsidiary, a proportionate amount of gains and losses accumulated in OCI is allocated between controlling and non-controlling interests.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

Transactions and Balances

Transactions in foreign currencies are translated to the respective functional currencies at exchange rates in effect at the dates of the transactions. Monetary assets and liabilities of Cenovus that are denominated in foreign currencies are translated into its functional currency at the rates of exchange in effect at the period-end date. Any gains or losses are recorded in the Consolidated Statements of Earnings (Loss).

C) Revenue Recognition

Policy Applicable From January 1, 2018

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. Cenovus recognizes revenue when it transfers control of the product or service to a customer, which is generally when title passes from the Company to its customer.

Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis. Revenues associated with services provided as agent are recorded as the services are provided.

Cenovus recognizes revenue from the following major products and services:

- Sale of crude oil, NGLs and natural gas;
- Sale of petroleum and refined products;
- Natural gas processing revenue;
- Marketing and transportation services; and
- Fee-for-service hydrocarbon trans-loading services.

The Company satisfies its performance obligations in contracts with customers upon the delivery of crude oil, NGLs, natural gas and petroleum and refined products, which is generally at a point in time. Performance obligations for natural gas processing revenue, marketing, transportation services and trans-loading services are satisfied over time as the service is provided. Cenovus sells its production of crude oil, NGLs, natural gas and petroleum and refined products generally pursuant to variable price contracts. The transaction price for variable price contracts is based on the commodity price, adjusted for quality, location and other factors. The amount of revenue recognized is based on the agreed transaction price with any variability in transaction price recognized in the same period. Revenue associated with natural gas processing, marketing, transportation services and trans-loading services are based, generally on fixed price contracts.

Cenovus's revenue transactions do not contain significant financing components and payments are typically due within 30 days of revenue recognition. The Company does not adjust transaction prices for the effects of a significant financing component when the period between the transfer of the promised goods or services to the customer and payment by the customer is less than one year. The Company does not disclose or quantify information about remaining performance obligations that have an original expected duration of one year or less and it does not have any long-term contracts with unfulfilled performance obligations.

Policy Applicable Before January 1, 2018

Revenues associated with the sales of Cenovus's crude oil, NGLs, natural gas, and petroleum and refined products are recognized when the significant risks and rewards of ownership have been transferred to the customer, the sales price and costs can be measured reliably and it is probable that the economic benefits will flow to the Company. This is generally met when title passes from the Company to its customer. Revenues from the production of crude oil, NGLs and natural gas represent the Company's share, net of royalty payments to governments and other mineral interest owners.

Natural gas processing revenue and revenue from fee-for-service hydrocarbon trans-loading services is recognized in the period the service is provided.

Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis. Revenues associated with the services provided as agent are recorded as the services are provided.

D) Transportation and Blending

The costs associated with the transportation of crude oil, NGLs and natural gas, including the cost of diluent used in blending, are recognized when the product is sold.

E) Exploration Expense

Costs incurred prior to obtaining the legal right to explore (pre-exploration costs) are expensed in the period in which they are incurred as exploration expense.

Costs incurred after the legal right to explore is obtained are initially capitalized. If it is determined that the field/project/area is not technically feasible and commercially viable or if the Company decides not to continue the exploration and evaluation activity, the unrecoverable accumulated costs are expensed as exploration expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

F) Employee Benefit Plans

The Company provides employees with a pension plan that includes either a defined contribution or defined benefit component and an other post-employment benefit plan ("OPEB").

Pension expense for the defined contribution pension is recorded as the benefits are earned.

The cost of the defined benefit pension and OPEB plans are actuarially determined using the projected unit credit method. The amount recognized in other liabilities on the Consolidated Balance Sheets for the defined benefit pension and OPEB plans is the present value of the defined benefit obligation less the fair value of plan assets. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Changes in the defined benefit obligation from service costs, net interest and remeasurements are recognized as follows:

- Service costs, including current service costs, past service costs, gains and losses on curtailments, and settlements, are recorded with pension benefit costs.
- Net interest is calculated by applying the same discount rate used to measure the defined benefit obligation at the beginning of the annual period to the net defined benefit asset or liability measured. Interest expense and interest income on net post-employment benefit liabilities and assets are recorded with pension benefit costs in operating, and general and administrative expenses, as well as PP&E and E&E assets.
- Remeasurements, composed of actuarial gains and losses, the effect of changes to the asset ceiling (excluding interest) and the return on plan assets (excluding interest income), are charged or credited to equity in OCI in the period in which they arise. Remeasurements are not reclassified to net earnings in subsequent periods.

Pension benefit costs are recorded in operating, and general and administrative expenses, as well as PP&E and E&E assets, corresponding to where the associated salaries of the employees rendering the service are recorded.

From time-to-time, the Company may provide certain other long-term incentive benefits to employees. In 2019, a one-time incentive program was introduced whereby a cash award equivalent to the employee's base salary is payable if Cenovus achieves prior to February 12, 2024 a target share price of $20 per share for a period of 20 consecutive trading days on the TSX (the "Plan"). All employees, except for the President & Chief Executive Officer, are eligible and new employees are eligible for a pro-rated award based on start date provided they are employed on the payout date. The obligation related to this Plan is estimated as the probability of the payout being achieved multiplied by the expected payout amount. The obligation is recognized over the greater of (i) the time to earliest payout of February 13, 2022; and (ii) the estimated time until payout is achieved, prior to February 12, 2024 as general and administrative expense.

G) Income Taxes

Income taxes comprise current and deferred taxes. Income taxes are provided for on a non-discounted basis at amounts expected to be paid using the tax rates and laws that have been enacted or substantively enacted at the Consolidated Balance Sheet date.

Cenovus follows the liability method of accounting for income taxes, where deferred income taxes are recorded for the effect of any temporary difference between the accounting and income tax basis of an asset or liability, using the substantively enacted income tax rates expected to apply when the assets are realized or liabilities are settled. Deferred income tax balances are adjusted to reflect changes in income tax rates that are substantively enacted with the adjustment being recognized in net earnings in the period that the change occurs, except when it relates to items charged or credited directly to equity or OCI, in which case the deferred income tax is also recorded in equity or OCI, respectively.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries except in the case where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future or when distributions can be made without incurring income taxes.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets and liabilities are only offset where they arise within the same entity and tax jurisdiction. Deferred income tax assets and liabilities are presented as non-current.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

H) Net Earnings per Share Amounts

Basic net earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted net earnings per share is calculated giving effect to the potential dilution that would occur if stock options or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of in-the-money stock options are used to repurchase common shares at the average market price. For those contracts that may be settled in cash or in shares at the holder's option, the more dilutive of cash settlement and share settlement is used in calculating diluted earnings per share.

I) Cash and Cash Equivalents

Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments, with a maturity of three months or less.

J) Inventories

Product inventories are valued at the lower of cost and net realizable value on a first-in, first-out or weighted average cost basis. The cost of inventory includes all costs incurred in the normal course of business to bring each product to its present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less any expected selling costs. If the carrying amount exceeds net realizable value, a write-down is recognized. The write-down may be reversed in a subsequent period if circumstances which caused it no longer exist and the inventory is still on hand.

K) Exploration and Evaluation Assets

Costs incurred after the legal right to explore an area has been obtained, and before technical feasibility and commercial viability of the field/project/area have been established, are capitalized as E&E assets. These costs include license acquisition, geological and geophysical, drilling, sampling, decommissioning and other directly attributable internal costs. E&E assets are not depreciated and are carried forward until technical feasibility and commercial viability of the field/project/area is established or the assets are determined to be impaired or the future economic value has decreased. E&E costs are subject to regular technical, commercial and Management review to confirm the continued intent to develop the resources.

Once technical feasibility and commercial viability have been established, the carrying value of the E&E asset is tested for impairment. The carrying value, net of any impairment loss, is then reclassified as PP&E.

Any gains or losses from the divestiture of E&E assets are recognized in net earnings.

L) Property, Plant and Equipment

General

PP&E is stated at cost less accumulated depreciation, depletion and amortization ("DD&A"), and net of any impairment losses. Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Land is not depreciated.

Any gains or losses from the divestiture of PP&E are recognized in net earnings.

Development and Production Assets

Development and production assets are capitalized on an area-by-area basis and include all costs associated with the development and production of crude oil and natural gas properties, as well as any E&E expenditures incurred in finding reserves of crude oil, NGLs or natural gas transferred from E&E assets. Capitalized costs include directly attributable internal costs, decommissioning liabilities and, for qualifying assets, borrowing costs directly associated with the acquisition of, the exploration for, and the development of crude oil and natural gas reserves.

Costs accumulated within each area are depleted using the unit-of-production method based on estimated proved reserves determined using forward prices and costs. For the purpose of this calculation, natural gas is converted to crude oil on an energy equivalent basis. Costs subject to depletion include estimated future costs to be incurred in developing proved reserves.

Exchanges of development and production assets are measured at fair value unless the transaction lacks commercial substance or the fair value of neither the asset received, nor the asset given up, can be reliably measured. When fair value is not used, the carrying amount of the asset given up is used as the cost of the asset acquired.

Other Upstream Assets

Other upstream assets include information technology assets used to support the upstream business. These assets are depreciated on a straight-line basis over their useful lives of three years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

Refining Assets

The initial acquisition costs of refining PP&E are capitalized when incurred. Costs include the cost of constructing or otherwise acquiring the equipment or facilities, the cost of installing the asset and making it ready for its intended use, the associated decommissioning costs and, for qualifying assets, borrowing costs.

Refining assets are depreciated on a straight-line basis over the estimated service life of each component of the refinery. The major components are depreciated as follows:

- Land improvements and buildings   25 to 40 years
- Office equipment and vehicles   3 to 15 years
- Refining equipment   10 to 60 years

The residual value, method of amortization and the useful life of each component are reviewed annually and adjusted on a prospective basis, if appropriate.

Other Assets

Costs associated with the crude-by-rail terminal, infrastructure, office furniture, fixtures, leasehold improvements, information technology and aircraft are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from three years to 60 years.

The residual value, method of amortization and the useful lives of the assets are reviewed annually and adjusted on a prospective basis, if appropriate.

M) Impairment of Non-Financial Assets

PP&E, E&E assets and ROU assets are reviewed separately for indicators of impairment quarterly or when facts and circumstances suggest that the carrying amount may exceed its recoverable amount. Goodwill is tested for impairment at least annually.

If indicators of impairment exist, the recoverable amount of the asset or cash-generating unit ("CGU") is estimated as the greater of value-in-use ("VIU") and fair value less costs of disposal ("FVLCOD"). VIU is estimated as the present value of the future cash flows expected to arise from the continuing use of a CGU or an asset. FVLCOD is determined by estimating the discounted after-tax future net cash flows. For Cenovus's upstream assets, FVLCOD is based on the discounted after-tax cash flows of reserves and resources using forward prices and costs, consistent with Cenovus's independent qualified reserves evaluators ("IQREs") and may consider an evaluation of comparable asset transactions.

E&E assets are allocated to a related CGU containing development and production assets for the purposes of testing for impairment. ROU assets may be tested as part of a CGU, as a separate CGU or as an individual asset. Goodwill is allocated to the CGUs to which it contributes to the future cash flows.

If the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. An impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU. Goodwill impairments are not reversed.

Impairment losses on PP&E and ROU assets are recognized in the Consolidated Statements of Earnings (Loss) as additional DD&A and E&E asset impairments or write-downs are recognized as exploration expense.

Impairment losses recognized in prior periods, other than goodwill impairments, are assessed at each reporting date for any indicators that the impairment losses may no longer exist or may have decreased. In the event that an impairment loss reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the carrying amount does not exceed the amount that would have been determined had no impairment loss been recognized on the asset in prior periods. The amount of the reversal is recognized in net earnings.

N) Leases

Policy Applicable From January 1, 2019

Leases

The Company assesses whether a contract is a lease based on whether the contract conveys the right to control the use of an underlying asset for a period of time in exchange for consideration. The Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of storage tanks, the Company has elected not to separate non-lease components.

As Lessee

Leases are recognized as a ROU asset and a corresponding lease liability at the date on which the leased asset is available for use by the Company. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of fixed payments, variable lease payments that are based on an index or a rate, amounts expected to be paid by the lessee under residual value guarantees, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

exercise price of purchase options if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, less any lease incentives receivable. These payments are discounted using the Company's incremental borrowing rate when the rate implicit in the lease is not readily available. The Company uses a single discount rate for a portfolio of leases with reasonably similar characteristics.

Lease payments are allocated between the liability and finance costs. The finance cost is charged to net earnings over the lease term.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in the future lease payments arising from a change in an index or rate, if there is a change in the amount expected to be payable under a residual value guarantee or if there is a change in the assessment of whether the Company will exercise a purchase, extension or termination option that is within the control of the Company.

When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the ROU asset or is recorded in the Consolidated Statement of Earnings if the carrying amount of the ROU asset has been reduced to zero.

The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or site on which it is located less any lease payments made at or before the commencement date.

The ROU asset is depreciated, on a straight-line basis, over the shorter of the estimated useful life of the asset or the lease term. The ROU asset may be adjusted for certain remeasurements of the lease liability and impairment losses.

Leases that have terms of less than twelve months or leases on which the underlying asset is of low value are recognized as an expense in the Consolidated Statement of Earnings on a straight-line basis over the lease term.

A lease modification will be accounted for as a separate lease if the modification increases the scope of the lease and if the consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope. For a modification that is not a separate lease or where the increase in consideration is not commensurate, at the effective date of the lease modification, the Company will remeasure the lease liability using the Company's incremental borrowing rate, when the rate implicit to the lease is not readily available, with a corresponding adjustment to the ROU asset. A modification that decreases the scope of the lease will be accounted for by decreasing the carrying amount of the ROU asset, and recognizing a gain or loss in net earnings that reflects the proportionate decrease in scope.

As Lessor

As a lessor, the Company assesses at inception whether a lease is a finance or operating lease. Leases where the Company transfers substantially all of the risk and rewards incidental to ownership of the underlying asset are classified as financing leases. Under a finance lease, the Company recognizes a receivable at an amount equal to the net investment in the lease which is the present value of the aggregate of lease payments receivable by the lessor. If substantially all the risks and rewards of ownership of an asset are not transferred the lease is classified as an operating lease. The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as other income.

When the Company is an intermediate lessor, it accounts for its interest in the head lease and the sublease separately. It assesses the lease classification of a sublease with reference to the ROU asset from the head lease not with reference to the underlying assets. If the head lease is a short-term lease to which the Company applies the exemption for lease accounting, the sublease is classified as an operating lease.

Policy Applicable Before January 1, 2019

Leases in which substantially all of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Leases where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. At inception, a leased asset within PP&E and a corresponding lease obligation are recognized. The leased asset is depreciated over the shorter of the estimated useful life of the asset or the lease term.

O) Intangible Assets

Intangible assets acquired separately are initially measured at cost. Following initial recognition, intangible assets are recognized at cost less any accumulated amortization and accumulated impairment losses. Intangible assets with finite lives are amortized over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization expense on intangible assets is recognized in the Consolidated Statement of Earnings (Loss) in the expense category consistent with the function of the intangible asset.

Cenovus Energy Inc. – 2019 Consolidated Financial Statements   20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

P) Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method of accounting in which the identifiable assets acquired, liabilities assumed and non-controlling interest, if any, are recognized and measured at their fair value at the date of acquisition. Any excess of the purchase price plus any non-controlling interest over the fair value of the net assets acquired is recognized as goodwill. Any deficiency of the purchase price over the fair value of the net assets acquired is credited to net earnings.

At acquisition, goodwill is allocated to each of the CGUs to which it relates. Subsequent measurement of goodwill is at cost less any accumulated impairment losses.

Contingent consideration transferred in a business combination is measured at fair value on the date of acquisition and classified as a financial liability or equity. Contingent consideration classified as a liability is re-measured at fair value at each reporting date, with changes in fair value recognized in net earnings. Payments are classified as cash used in investing activities until the cumulative payments exceed the acquisition date fair value of the liability. Cumulative payments in excess of the acquisition date fair value are classified as cash used in operating activities. Contingent consideration classified as equity are not re-measured and settlements are accounted for within equity.

When a business combination is achieved in stages, the Company re-measures its pre-existing interest at the acquisition date fair value and recognizes the resulting gain or loss, if any, in net earnings.

Q) Provisions

General

A provision is recognized if, as a result of a past event, the Company has a present obligation, legal or constructive, that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation. Where applicable, provisions are determined by discounting the expected future cash flows at a pre-tax credit-adjusted rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as a finance cost in the Consolidated Statements of Earnings (Loss).

Decommissioning Liabilities

Decommissioning liabilities include those legal or constructive obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, upstream processing facilities, refining facilities and the crude-by-rail terminal. The amount recognized is the present value of estimated future expenditures required to settle the obligation using a credit-adjusted risk-free rate. A corresponding asset equal to the initial estimate of the liability is capitalized as part of the cost of the related long-lived asset. Changes in the estimated liability resulting from revisions to expected timing or future decommissioning costs are recognized as a change in the decommissioning liability and the related long-lived asset. The amount capitalized in PP&E is depreciated over the useful life of the related asset.

Actual expenditures incurred are charged against the accumulated liability.

Onerous Contract Provisions

Onerous contract provisions are recognized when the unavoidable costs of meeting the obligation exceed the economic benefit derived from the contract. The provision for onerous contracts is measured at the present value of estimated future cash flows underlying the obligations less any estimated recoveries, discounted at the credit-adjusted risk-free rate. Changes in the underlying assumptions are recognized in the Consolidated Statements of Earnings (Loss).

R) Share Capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any income taxes.

S) Stock-Based Compensation

Cenovus has a number of stock-based compensation plans which include stock options with associated net settlement rights ("NSRs"), performance share units ("PSUs"), restricted share units ("RSUs"), tandem stock appreciation rights ("TSARs") and deferred share units ("DSUs"). Stock-based compensation costs are recorded in general and administrative expense, or E&E assets and PP&E when directly related to exploration or development activities.

Net Settlement Rights

NSRs are accounted for as equity instruments, which are measured at fair value on the grant date using the Black-Scholes-Merton valuation model and are not revalued at each reporting date. The fair value is recognized as stock-based compensation costs over the vesting period, with a corresponding increase recorded as paid in surplus in Shareholders' Equity. On exercise, the cash consideration received by the Company and the associated paid in surplus are recorded as share capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

Tandem Stock Appreciation Rights

TSARs are accounted for as liability instruments, which are measured at fair value at each period end using the Black-Scholes-Merton valuation model. The fair value is recognized as stock-based compensation costs over the vesting period. When options are settled for cash, the liability is reduced by the cash settlement paid. When options are settled for common shares, the cash consideration received by the Company and the previously recorded liability associated with the option are recorded as share capital.

Performance, Restricted and Deferred Share Units

PSUs, RSUs and DSUs are accounted for as liability instruments and are measured at fair value based on the market value of Cenovus's common shares at each period end. The fair value is recognized as stock-based compensation costs over the vesting period. Fluctuations in the fair values are recognized as stock-based compensation costs in the period they occur.

T) Financial Instruments

The Company's financial assets include cash and cash equivalents, accounts receivable and accrued revenues, risk management assets, investments in the equity of private companies and long-term receivables. The Company's financial liabilities include accounts payable and accrued liabilities, short-term borrowings, lease liabilities, contingent payment, risk management liabilities and long-term debt.

Financial instruments are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets and liabilities are not offset unless the Company has the current legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously.

The Company characterizes its fair value measurements into a three-level hierarchy depending on the degree to which the inputs are observable, as follows:

- Level 1 inputs are quoted prices in active markets for identical assets and liabilities;
- Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability either directly or indirectly; and
- Level 3 inputs are unobservable inputs for the asset or liability.

Classification and Measurement of Financial Assets

Policy Applicable From January 1, 2018

The initial classification of a financial asset depends upon the Company's business model for managing its financial assets and the contractual terms of the cash flows. There are three measurement categories into which the Company classified its financial assets:

- Amortized Cost: Includes assets that are held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that represent solely payments of principal and interest;
- FVOCI: Includes assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets, where its contractual terms give rise on specified dates to cash flows that represent solely payments of principal and interest; or
- Fair Value through Profit and Loss ("FVTPL"): Includes assets that do not meet the criteria for amortized cost or FVOCI and are measured at fair value through profit or loss. This includes all derivative financial assets.

On initial recognition, the Company may irrevocably designate a financial asset that meets the amortized cost or FVOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch. On initial recognition of an equity investment that is not held-for-trading, the Company may irrevocably elect to present subsequent changes in the investment's fair value in OCI. There is no subsequent reclassification of fair value changes to earnings following the derecognition of the investment. However, dividends that reflect a return on investment continue to be recognized in net earnings. This election is made on an investment-by-investment basis.

At initial recognition, the Company measures a financial asset at its fair value and, in the case of a financial asset not at FVTPL, including transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are recorded as an expense in net earnings.

Financial assets are reclassified subsequent to their initial recognition only if the business model for managing those financial assets changes. The affected financial assets will be reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

Policy Applicable Before January 1, 2018

Prior to the adoption of IFRS 9, "*Financial Instruments*" ("IFRS 9") on January 1, 2018, the Company classified and measured financial assets under IAS 39, "*Financial Instruments: Recognition and Measurement*" ("IAS 39"). There were three measurement categories into which the Company classified its financial assets:

- FVTPL: Assets were either 'held-for-trading' or had been 'designated at FVTPL'. The assets were measured at fair value with changes in fair value recognized in net earnings;
- Loans and Receivables: Included assets with fixed or determinable payments that are not quoted in an active market. After initial measurements, these assets were measured at amortized cost at the settlement date using the effective interest rate method of amortization; and
- Available for Sale Financial Assets: Included investments in the equity of private companies that the Company did not have control or had significant influence over. These assets were measured at fair value, with changes in fair value recognized in OCI. When an active market was non-existent, fair value was determined using valuation techniques. When the fair value could not be reliably measured, such assets were carried at cost.

Impairment of Financial Assets

Policy Applicable From January 1, 2018

The Company recognizes loss allowances for expected credit losses ("ECLs") on its financial assets measured at amortized cost. Due to the nature of its financial assets, Cenovus measures loss allowances at an amount equal to expected lifetime ECLs. Lifetime ECLs are the anticipated ECLs that result from all possible default events over the expected life of a financial asset. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the related financial asset. The Company does not have any financial assets that contain a financing component.

Policy Applicable Before January 1, 2018

At each reporting date, the Company assesses whether there are any indicators that its financial assets are impaired. An impairment loss is only recognized if there is objective evidence of impairment, the loss event has an impact on future cash flows and the loss can be reliably estimated.

Evidence of impairment may include default or delinquency by a debtor or indicators that the debtor may enter bankruptcy. For equity securities, a significant or prolonged decline in the fair value of the security below cost is evidence that the assets are impaired.

An impairment loss on a financial asset carried at amortized cost is calculated as the difference between the amortized cost and the present value of the future cash flows discounted at the asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account. Impairment losses on financial assets carried at amortized cost are reversed through net earnings in subsequent periods if the amount of the loss decreases.

Classification and Measurement of Financial Liabilities

A financial liability is initially classified as measured at amortized cost or FVTPL. A financial liability is classified as measured at FVTPL if it is held-for-trading, a derivative, or designated as FVTPL on initial recognition. The classification of a financial liability is irrevocable.

Financial liabilities at FVTPL (other than financial liabilities designated at FVTPL) are measured at fair value with changes in fair value, along with any interest expense, recognized in net earnings. Other financial liabilities are initially measured at fair value less directly attributable transaction costs and are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in net earnings. Any gain or loss on derecognition is also recognized in net earnings.

A financial liability is derecognized when the obligation is discharged, cancelled or expired. When an existing financial liability is replaced by another from the same counterparty with substantially different terms, or the terms of an existing liability are substantially modified, it is treated as a derecognition of the original liability and the recognition of a new liability. When the terms of an existing financial liability are altered, but the changes are considered non-substantial, it is accounted for as a modification to the existing financial liability. Where a liability is substantially modified it is considered to be extinguished and a gain or loss is recognized in net earnings based on the difference between the carrying amount of the liability derecognized and the fair value of the revised liability. Where a liability is modified in a non-substantial way, the amortized cost of the liability is remeasured based on the new cash flows and a gain or loss is recorded in net earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

Derivatives

Derivative financial instruments are used to manage economic exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. Policies and procedures are in place with respect to required documentation and approvals for the use of derivative financial instruments. Where specific financial instruments are executed, the Company assesses, both at the time of purchase and on an ongoing basis, whether the financial instrument used in the particular transaction is effective in offsetting changes in fair values or cash flows of the transaction.

Risk management assets and liabilities are derivative financial instruments classified as measured at FVTPL unless designated for hedge accounting. Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded using mark-to-market accounting whereby instruments are recorded in the Consolidated Balance Sheets as either an asset or liability with changes in fair value recognized in net earnings as a gain or loss on risk management. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.

U) Reclassification

Certain information provided for prior years has been reclassified to conform to the presentation adopted in 2019.

V) Recent Accounting Pronouncements

New Accounting Standards and Interpretations not yet Adopted

A number of new standards, amendments to accounting standards and interpretations are effective for annual periods beginning or after January 1, 2020 and have not been applied in preparing the Consolidated Financial Statements for the year ended December 31, 2019. These standards and interpretations are not expected to have a material impact on the Company's Consolidated Financial Statements.

4. CHANGES IN ACCOUNTING POLICIES

A) Adoption of IFRS 16, "*Leases*"

Effective January 1, 2019, the Company adopted IFRS 16, "*Leases*" ("IFRS 16"). The Company has applied the new standard using the modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information as it recognizes the cumulative effect as an adjustment to opening retained earnings and applies the standard prospectively. Therefore, the comparative information in the Company's consolidated balance sheet, consolidated statements of earnings, other comprehensive income, shareholders' equity and cash flows has not been restated.

On adoption, Management elected to use the following practical expedients permitted under the standard:

- Apply a single discount rate to a portfolio of leases with similar characteristics;
- Account for leases with a remaining term of less than twelve months as at January 1, 2019 as short-term leases;
- Account for lease payments as an expense and not recognize a ROU asset if the underlying asset is of a low dollar value (less than US$5 thousand);
- The use of hindsight in determining the lease term where the contract contains terms to extend or terminate the lease;
- Account for lease and non-lease components as a single lease component for lease liabilities related to storage tanks; and
- Use the Company's previous assessment under IAS 37, "*Provisions, Contingent Liabilities and Contingent Assets*" ("IAS 37") for onerous contracts instead of reassessing the ROU assets for impairment on January 1, 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

The impacts of the adoption of IFRS 16 as at January 1, 2019 are as follows:

	Notes	As Reported at December 31, 2018	Adjustments	Balance on Adoption as at January 1, 2019
Assets				
Accounts Receivable and Accrued Revenues	iv	1,238	2	**1,240**
Property, Plant and Equipment, Net	v	28,698	(3)	**28,695**
Right-of-Use Assets, Net	ii	-	1,491	
	iii	-	(585)	
	iv	-	(16)	
	v	-	3	**893**
Other Assets	iv	64	14	**78**
Liabilities and Shareholders' Equity				
Current Portion of Lease Liabilities	i	-	(128)	**(128)**
Current Portion of Onerous Contract Provisions	iii	(50)	37	**(13)**
Non-Current Lease Liabilities	i	-	(1,363)	
	v	-	(3)	**(1,366)**
Non-Current Onerous Contract Provisions	iii	(613)	548	**(65)**
Other Liabilities	v	(158)	3	**(155)**
Total		29,179	-	**29,179**

Notes:

i) Lease Liabilities

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as operating leases under the principles of IAS 17, "*Leases*" ("IAS 17"). Under the principles of the new standard these leases have been measured at the present value of the remaining lease payments, discounted using the Company's incremental borrowing rates at January 1, 2019. Incremental borrowing rates as at January 1, 2019 range from 4.0 percent to 5.7 percent. Leases with a remaining term of less than twelve months and low-value leases were excluded. Total lease liabilities of $1.5 billion were recorded as at January 1, 2019, of which $128 million was the current portion.

ii) ROU Assets

The associated ROU assets were measured at the amount equal to the lease liability on January 1, 2019 less any amount previously recognized under IAS 37 for onerous contract provisions with no impact on retained earnings.

iii) Onerous Contract Provisions

On initial adoption, Management has applied the practical expedient to use the Company's previous assessment under IAS 37 for onerous contracts. This resulted in a reduction of $585 million to the December 31, 2018 onerous contract provisions.

iv) Sublease Contracts

On transition, the Company reassessed the classification of its sublease contracts previously classified as operating leases under IAS 17. The Company concluded certain of these subleases were finance leases under IFRS 16 and as a result a $16 million net investment in finance leases was recognized on adoption of IFRS 16, of which, the current portion was $2 million.

v) Reclassify Previously Recognized Finance Leases

Leases accounted for as finance leases under IAS 17 was reclassified to ROU assets and lease liabilities from PP&E and other liabilities, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

vi) Reconciliation of Commitments to Lease Liability

The following table provides a reconciliation of the commitments as at December 31, 2018 to the Company's lease liabilities as at January 1, 2019:

	Total
Transportation and Storage	23,341
Real Estate	1,831
Capital Commitments	24
Other Long-Term Commitments	490
Commitments as at December 31, 2018	25,686
Less:	
Non-Lease Components	(1,143)
Agreements that do not Contain a Lease	(22,811)
Lease Agreements with Assets not yet Available for Use	(507)
Short-Term Leases	(8)
Add:	
Provision Previously Recognized under IAS 37	1,064
Finance Lease Liabilities under IAS 17	4
Lease Liabilities Commitments as at December 31, 2018	2,285
Impact of Discounting	(791)
Lease Liability as at January 1, 2019	**1,494**

B) Uncertain Tax Positions

Effective January 1, 2019, the Company adopted International Financial Reporting Interpretation Committee ("IFRIC") 23, *"Uncertainty over Income Tax Treatments"* using the modified approach. The interpretation provides clarity on how to account for a tax position when there is uncertainty over income tax treatments. In determining the likely resolution of the uncertain tax positions, a position may be considered separately or as a group. In addition, an assessment is required to determine the probability that the tax authority will accept the tax position taken in income tax filings. If the uncertain income tax treatment is unlikely to be accepted, the accounting tax position must reflect an appropriate level of uncertainty. An uncertain tax position may be reassessed if new information changes the original assessment. The adoption of IFRIC 23 did not have a material impact on the Consolidated Financial Statements.

5. CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The timely preparation of the Consolidated Financial Statements in accordance with IFRS requires that Management make estimates and assumptions, and use judgment regarding the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

A) Critical Judgments in Applying Accounting Policies

Critical judgments are those judgments made by Management in the process of applying accounting policies that have the most significant effect on the amounts recorded in the Company's Consolidated Financial Statements.

Joint Arrangements

The classification of a joint arrangement as either a joint operation or a joint venture requires judgment. Cenovus holds a 50 percent interest in WRB, a jointly controlled entity. It was determined that Cenovus has the rights to the assets and obligations for the liabilities of WRB. As a result, the joint arrangement is classified as a joint operation and the Company's share of the assets, liabilities, revenues and expenses are recorded in the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

Prior to May 17, 2017, Cenovus held a 50 percent interest in FCCL, which was jointly controlled with ConocoPhillips Company and certain of its subsidiaries (collectively, "ConocoPhillips") and met the definition of a joint operation under IFRS 11, *"Joint Arrangements"*. As such, Cenovus recognized its share of the assets, liabilities, revenues and expenses in its consolidated results. Subsequent to the acquisition (see Note 9), Cenovus controls FCCL, as defined under IFRS 10, *"Consolidated Financial Statements"* ("IFRS 10") and, accordingly, FCCL has been consolidated.

In determining the classification of its joint arrangements under IFRS 11, the Company considered the following:

- The intention of the transaction creating FCCL and WRB was to form an integrated North American heavy oil business. The integrated business was structured, initially on a tax neutral basis, through two partnerships due to the assets residing in different tax jurisdictions. Partnerships are "flow-through" entities which have a limited life.
- The partnership agreements require the partners (Cenovus and ConocoPhillips or Phillips 66 or respective subsidiaries) to make contributions if funds are insufficient to meet the obligations or liabilities of the partnerships. The past and future development of FCCL and WRB is dependent on funding from the partners by way of partnership notes payable and loans.
- FCCL operated like most typical western Canadian working interest relationships where the operating partner takes product on behalf of the participants. WRB has a very similar structure modified only to account for the operating environment of the refining business.
- Cenovus and Phillips 66, as operators, either directly or through wholly-owned subsidiaries, provide marketing services, purchase necessary feedstock, and arrange for transportation and storage on the partners' behalf as the agreements prohibit the partnerships from undertaking these roles themselves. In addition, the partnerships do not have employees and, as such, are not capable of performing these roles.
- In each arrangement, output is taken by one of the partners, indicating that the partners have rights to the economic benefits of the assets and the obligation for funding the liabilities of the arrangements.

Exploration and Evaluation Assets

The application of the Company's accounting policy for E&E expenditures requires judgment in determining whether it is likely that future economic benefit exists when activities have not reached a stage where technical feasibility and commercial viability can be reasonably determined. Factors such as drilling results, future capital programs, future operating expenses, as well as estimated reserves and resources are considered. In addition, Management uses judgment to determine when E&E assets are reclassified to PP&E. In making this determination, various factors are considered, including the existence of reserves, and whether the appropriate approvals have been received from regulatory bodies and the Company's internal approval process.

Identification of Cash-Generating Units

CGUs are defined as the lowest level of integrated assets for which there are separately identifiable cash flows that are largely independent of cash flows from other assets or groups of assets. The classification of assets and allocation of corporate assets into CGUs requires significant judgment and interpretation. Factors considered in the classification include the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure, and the manner in which Management monitors and makes decisions about its operations. The recoverability of the Company's upstream, refining, crude-by-rail, railcars, storage tanks and corporate assets are assessed at the CGU level. As such, the determination of a CGU could have a significant impact on impairment losses and reversals.

Determining the Lease Term

In determining the lease term, Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment.

B) Key Sources of Estimation Uncertainty

Critical accounting estimates are those estimates that require Management to make particularly subjective or complex judgments about matters that are inherently uncertain. Estimates and underlying assumptions are reviewed on an ongoing basis and any revisions to accounting estimates are recorded in the period in which the estimates are revised. The following are the key assumptions about the future and other key sources of estimation at the end of the reporting period that changes to could result in a material adjustment to the carrying amount of assets and liabilities within the next financial year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

Crude Oil and Natural Gas Reserves

There are a number of inherent uncertainties associated with estimating crude oil and natural gas reserves. Reserves estimates are dependent upon variables including the recoverable quantities of hydrocarbons, the cost of the development of the required infrastructure to recover the hydrocarbons, production costs, estimated selling price of the hydrocarbons produced, royalty payments and taxes. Changes in these variables could significantly impact the reserves estimates which would affect the impairment test fair value less costs to sell and DD&A expense of the Company's crude oil and natural gas assets in the Oil Sands and Deep Basin segments. The Company's reserves are evaluated annually and reported to the Company by its IQREs.

Recoverable Amounts

Determining the recoverable amount of a CGU or an individual asset requires the use of estimates and assumptions, which are subject to change as new information becomes available. For the Company's upstream assets, these estimates include forward commodity prices, expected production volumes, quantity of reserves and resources, discount rates, future development and operating expenses, and income tax rates. Recoverable amounts for the Company's refining assets and crude-by-rail terminal use assumptions such as throughput, forward commodity prices, operating expenses, transportation capacity, supply and demand conditions and income tax rates. Changes in assumptions used in determining the recoverable amount could affect the carrying value of the related assets.

Decommissioning Costs

Provisions are recorded for the future decommissioning and restoration of the Company's upstream assets, refining assets and crude-by-rail terminal at the end of their economic lives. Management uses judgment to assess the existence and to estimate the future liability. The actual cost of decommissioning and restoration is uncertain and cost estimates may change in response to numerous factors including changes in legal requirements, technological advances, inflation and the timing of expected decommissioning and restoration. In addition, Management determines the appropriate discount rate at the end of each reporting period. This discount rate, which is credit-adjusted, is used to determine the present value of the estimated future cash outflows required to settle the obligation and may change in response to numerous market factors.

Onerous Contract Provisions

A contract is considered to be onerous when the unavoidable cost of meeting the obligations of the contract exceed the economic benefits expected to be derived from the contract. Determining when to record a provision for an onerous contract requires Management judgment and the use of estimates and assumptions, including the nature, extent and timing of future cash flows and discount rates related to the contract.

Fair Value of Assets Acquired and Liabilities Assumed in a Business Combination

The fair value of assets acquired and liabilities assumed in a business combination, including contingent consideration and goodwill, is estimated based on information available at the date of acquisition. Various valuation techniques are applied for measuring fair value including market comparables and discounted cash flows which rely on assumptions such as forward commodity prices, reserves and resources estimates, production costs, volatility, Canadian-U.S. foreign exchange rates and discount rates. Changes in these variables could significantly impact the carrying value of the net assets.

Income Tax Provisions

Tax regulations and legislation and the interpretations thereof in the various jurisdictions in which Cenovus operates are subject to change. There are usually a number of tax matters under review; therefore, income taxes are subject to measurement uncertainty.

Deferred income tax assets are recorded to the extent that it is probable that the deductible temporary differences will be recoverable in future periods. The recoverability assessment involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, the availability of cash flow to offset the tax assets when the reversal occurs and the application of tax laws. There are some transactions for which the ultimate tax determination is uncertain. To the extent that assumptions used in the recoverability assessment change, there may be a significant impact on the Consolidated Financial Statements of future periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

6. FINANCE COSTS

For the years ended December 31,	2019	2018	2017
Interest Expense – Short-Term Borrowings and Long-Term Debt	407	516	571
Net (Discount) Premium on Redemption of Long-Term Debt (Note 23)	(63)	17	-
Interest Expense – Lease Liabilities (Note 24)	82	-	-
Unwinding of Discount on Decommissioning Liabilities (Note 27)	58	62	48
Other	27	32	26
	511	627	645

7. FOREIGN EXCHANGE (GAIN) LOSS, NET

For the years ended December 31,	2019	2018	2017
Unrealized Foreign Exchange (Gain) Loss on Translation of:			
U.S. Dollar Debt Issued From Canada	(800)	602	(665)
Other	(27)	47	(192)
Unrealized Foreign Exchange (Gain) Loss	(827)	649	(857)
Realized Foreign Exchange (Gain) Loss	423	205	45
	(404)	854	(812)

8. DIVESTITURES

On September 6, 2018, the Company completed the sale of Cenovus Pipestone Partnership ("CPP"), a wholly-owned subsidiary, for cash proceeds of $625 million, before closing adjustments. CPP held the Company's Pipestone and Wembley natural gas and liquids business in northwestern Alberta and included the Company's 39 percent operated working interest in the Wembley gas plant. A before-tax loss of $797 million was recorded on the sale (after-tax – $557 million).

9. ACQUISITION

FCCL and Deep Basin Acquisition

A) Summary of the Acquisition

On May 17, 2017, Cenovus acquired from ConocoPhillips a 50 percent interest in FCCL and the majority of ConocoPhillips' western Canadian conventional crude oil and natural gas assets (the "Acquisition").

B) Total Consideration

Total consideration for the Acquisition consisted of US$10.6 billion in cash and at closing, the Company issued 208 million Cenovus common shares that were accounted for at $12.40 per share, the estimated fair value for accounting purposes. At the same time, Cenovus agreed to make certain quarterly contingent payments to ConocoPhillips during the five years subsequent to May 17, 2017 if crude oil prices exceed a specific threshold (see Note 25). The following table summarizes the fair value of the considerations:

Common Shares	2,579
Cash	15,005
	17,584
Estimated Contingent Payment (Note 25)	361
Total Consideration	17,945

C) Revaluation Gain

Prior to the Acquisition, Cenovus's 50 percent interest in FCCL was jointly controlled with ConocoPhillips and met the definition of a joint operation under IFRS 11 and as such Cenovus recognized its share of the assets, liabilities, revenues and expenses in its consolidated results. Subsequent to the Acquisition, Cenovus controls FCCL, as defined under IFRS 10 and, accordingly, FCCL has been consolidated from the date of acquisition. As required by IFRS 3, when an acquirer achieves control in stages, the previously held interest is re-measured to fair value at the acquisition date with any gain or loss recognized in net earnings. The acquisition-date fair value of the previously held interest was $12.3 billion and has been included in the measurement of the total consideration transferred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

The carrying value of the FCCL assets was $9.7 billion. As a result, Cenovus recognized a non-cash revaluation gain of $2.6 billion ($1.9 billion, after-tax) on the re-measurement to fair value of its existing interest in FCCL.

D) Goodwill

Goodwill arising from the Acquisition has been recognized as follows:

Total Purchase Consideration	**17,945**
Fair Value of Pre-Existing 50 Percent Ownership Interest in FCCL	**12,347**
Fair Value of Identifiable Net Assets	**(28,262)**
Goodwill	**2,030**

E) Transaction Costs

In 2017, the Company incurred $56 million of Acquisition-related costs, excluding common share and debt issuance costs. These costs have been included in transaction costs in the Consolidated Statements of Earnings.

F) Transitional Services

Under the purchase and sales agreement, Cenovus and ConocoPhillips agreed to certain transitional services where ConocoPhillips provided certain day-to-day services required by Cenovus for a period of approximately nine months. These transactions were in the normal course of operations and have been measured at the exchange amounts. In 2017, costs related to the transitional services of approximately $40 million were recorded in general and administrative expenses.

10. IMPAIRMENT CHARGES AND REVERSALS

A) Cash-Generating Unit Net Impairments

On a quarterly basis, the Company assesses its CGUs for indicators of impairment or when facts and circumstances suggest the carrying amount may exceed its recoverable amount. Goodwill is tested for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to the CGU to which it relates.

2019 Upstream Impairments

As indicators of impairment were noted due to a decline in forward natural gas prices since December 31, 2018, the Company tested its Deep Basin CGUs for impairment. As at December 31, 2019, there was no impairment of goodwill or the Company's CGUs.

Key Assumptions

The recoverable amounts of Cenovus's upstream CGUs were determined based on FVLCOD or an evaluation of comparable asset transactions. The fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates, prepared by Cenovus's IQREs (Level 3). Key assumptions in the determination of future cash flows from reserves include crude oil and natural gas prices, costs to develop and the discount rate. All reserves have been evaluated as at December 31, 2019 by the Company's IQREs.

Crude Oil, NGLs and Natural Gas Prices

The forward prices as at December 31, 2019, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	2020	2021	2022	2023	2024	Average Annual Increase Thereafter
WTI (US$/barrel) [1]	61.00	63.75	66.18	67.91	69.48	2.0%
WCS (C$/barrel) [2]	57.57	62.35	64.33	66.23	67.97	2.1%
Edmonton C5+ (C$/barrel)	76.83	79.82	82.30	84.72	86.71	2.0%
AECO (C$/Mcf) [3][4]	2.04	2.32	2.62	2.71	2.81	2.1%

[1] West Texas Intermediate ("WTI").
[2] Western Canadian Select ("WCS").
[3] Alberta Energy Company ("AECO") natural gas.
[4] Assumes gas heating value of one million British thermal units per thousand cubic feet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

Discount and Inflation Rates

Discounted future cash flows are determined by applying a discount rate between 10 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors. Inflation is estimated at two percent.

2018 Net Upstream Impairments

As at December 31, 2018, the book value of the Company's net assets was greater than its market capitalization; therefore, the Company tested its upstream CGUs for impairment. As at December 31, 2018, there was no impairment of goodwill or the Company's CGUs. However, the impairment test provided evidence that previously recognized impairment losses should be reversed.

As at December 31, 2018, the recoverable amount of the Clearwater CGU was estimated to be $761 million. Earlier in 2018 and 2017, impairment losses of $100 million and $56 million, respectively, were recorded due to a decline in forward prices. The impairment was recorded as additional DD&A in the Deep Basin segment. In the fourth quarter of 2018, the Company reversed $132 million of impairment losses, net of the DD&A that would have been recorded had no impairments been recorded. The reversal was due to improved recovery, extensions, and well performance and changes to the development plan.

There were no goodwill impairments for the twelve months ended December 31, 2018.

Key Assumptions

The recoverable amounts of Cenovus's upstream CGUs were determined based on FVLCOD or an evaluation of comparable asset transactions. The fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates, prepared by Cenovus's IQREs (Level 3). Key assumptions in the determination of future cash flows from reserves include crude oil and natural gas prices, costs to develop and the discount rate. All reserves were evaluated as at December 31, 2018 by the IQREs.

Crude Oil, NGLs and Natural Gas Prices

The forward prices as at December 31, 2018, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	2019	2020	2021	2022	2023	Average Annual Increase Thereafter
WTI (US$/barrel)	58.58	64.60	68.20	71.00	72.81	2.0%
WCS (C$/barrel)	51.55	59.58	65.89	68.61	70.53	2.1%
Edmonton C5+ (C$/barrel)	70.10	79.21	83.33	86.20	88.16	2.0%
AECO (C$/Mcf)	1.88	2.31	2.74	3.05	3.21	2.0%

2017 Upstream Impairments

As at December 31, 2017, the Company tested its Clearwater CGU for impairment due to a decline in forward commodity prices. As a result, an impairment loss of $56 million on the Clearwater CGU was recorded. The impairment was recorded as additional DD&A in the Deep Basin segment. As at December 31, 2017, the recoverable amount of the Clearwater CGU was estimated to be approximately $295 million, which excludes the Clearwater assets reclassified to assets held for sale.

There were no goodwill impairments for the twelve months ended December 31, 2017.

B) Asset Impairments and Write-downs

Exploration and Evaluation Assets

For the year ended December 31, 2019, $82 million of previously capitalized E&E costs were written off as the carrying value was not considered to be recoverable and recorded as exploration expense. Write-downs of $64 million and $18 million were recorded in the Deep Basin and Oil Sands segments, respectively.

In 2018, Management completed a comprehensive review of the Deep Basin development plan considering factors such as well inventory, pace of development, infrastructure constraints, economic thresholds and limited capital spending on the assets going forward. As such, previously capitalized E&E costs of $2.1 billion were written off as exploration expense in the Elmworth, Wapiti, Kaybob, Edson and Clearwater areas within the Deep Basin segment.

In 2017, Management wrote off certain E&E assets, as their carrying values were not considered to be recoverable. As a result, $888 million of previously capitalized E&E costs were written off and recorded as exploration expense. These assets reside primarily in the Borealis CGU within the Oil Sands segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

Property, Plant and Equipment, Net

For the year ended December 31, 2019, the Company recorded an impairment loss of $20 million mainly in the Oil Sands segment related to a natural gas property that was written down to its recoverable amount. In addition, $10 million of corporate assets primarily related to leasehold improvements were written off. These impairment losses were recorded as additional DD&A in the Oil Sands segment and Corporate and Eliminations segment.

In 2018, the Company recorded an impairment loss of $6 million in the Oil Sands segment for information technology assets that were written down to their recoverable amounts.

In 2017, the Company recorded an impairment loss of $21 million related to equipment that was written down to its recoverable amount. The impairment loss relates to the Oil Sands segment.

11. DISCONTINUED OPERATIONS

In 2017, the Company announced its intention to divest of its Conventional segment. The Conventional segment included the Company's heavy oil assets at Pelican Lake, the CO_2 enhanced oil recovery project at Weyburn and conventional crude oil, NGLs and natural gas assets in the Suffield and Palliser areas in southern Alberta. The associated assets and liabilities were reclassified as held for sale. The results of operations from the Conventional segment have been reported as a discontinued operation.

In 2017, the Company sold the majority of its Conventional segment assets for total gross cash proceeds of $3.2 billion before closing adjustments. A before-tax gain on discontinuance of $1.3 billion was recorded on the sale.

On January 5, 2018, the Company completed the sale of its Suffield crude oil and natural gas operations in southern Alberta for cash proceeds of $512 million, before closing adjustments. A before-tax gain on discontinuance of $343 million was recorded on the sale.

The following table presents the results of discontinued operations, including asset sales:

For the years ended December 31,	2018	2017
Revenues		
Gross Sales	14	1,309
Less: Royalties	3	174
	11	1,135
Expenses		
Transportation and Blending	1	167
Operating	(28)	426
Production and Mineral Taxes	1	18
(Gain) Loss on Risk Management	-	33
Operating Margin	37	491
Depreciation, Depletion and Amortization	-	192
Exploration Expense	-	2
Finance Costs	1	80
Earnings (Loss) From Discontinued Operations Before Income Tax	36	217
Current Tax Expense (Recovery)	-	24
Deferred Tax Expense (Recovery)	9	33
After-tax Earnings (Loss) From Discontinued Operations	27	160
After-tax Gain (Loss) on Discontinuance [1]	220	938
Net Earnings (Loss) From Discontinued Operations	247	1,098

[1] Net of deferred tax expense of $81 million in 2018 (2017 – $347 million).

Cash flows from discontinued operations reported in the Consolidated Statement of Cash Flows are:

For the years ended December 31,	2018	2017
Cash From Operating Activities	36	448
Cash From Investing Activities	404	2,993
Net Cash Flow	440	3,441

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

12. INCOME TAXES

The provision for income taxes is:

For the years ended December 31,	2019	2018	2017
Current Tax			
Canada	14	(128)	(217)
United States	3	2	(38)
Total Current Tax Expense (Recovery)	17	(126)	(255)
Deferred Tax Expense (Recovery)	(814)	(884)	203
Tax Expense (Recovery) From Continuing Operations	(797)	(1,010)	(52)

For the year ended December 31, 2019, a current tax expense was recorded compared with a recovery in 2018 and 2017 due to the carry back of losses to recover tax paid in previous years. The maximum recovery was reached in 2018.

In 2019, the Government of Alberta enacted a reduction in the provincial corporate tax rate from 12 percent to eight percent over four years. As a result, the Company recorded a deferred income tax recovery of $671 million for the year ended December 31, 2019. In addition, the Company has recorded a deferred income tax recovery of $387 million due to an internal restructuring of the Company's U.S. operations resulting in a step-up in the tax basis of the Company's refining assets.

In 2018, the Company recorded a deferred tax recovery related to current period losses, including the write-down of the Deep Basin E&E assets and a $78 million recovery arising from an adjustment to the tax basis of the Company's refining assets. The increase in tax basis was a result of the Company's partner recognizing a taxable gain on its interest in WRB, which due to an election filed with the U.S. tax authorities, was added to the tax basis of WRB's assets. A deferred tax expense was recorded in 2017 due to the revaluation gain of our pre-existing interest in connection with the Acquisition, net of a reduction of the U.S. federal corporate income tax rate from 35 percent to 21 percent reducing the Company's deferred income tax liability and the impact of E&E asset write-downs.

The following table reconciles income taxes calculated at the Canadian statutory rate with the recorded income taxes:

For the years ended December 31,	2019	2018	2017
Earnings (Loss) From Continuing Operations Before Income Tax	1,397	(3,926)	2,216
Canadian Statutory Rate	26.5%	27.0%	27.0%
Expected Income Tax Expense (Recovery) From Continuing Operations	370	(1,060)	598
Effect on Taxes Resulting From:			
Foreign Tax Rate Differential	(52)	(57)	(17)
Non-Taxable Capital (Gains) Losses	(38)	89	(148)
Non-Recognition of Capital (Gains) Losses	(39)	87	(118)
Adjustments Arising From Prior Year Tax Filings	4	3	(41)
Recognition of Previously Unrecognized Capital Losses	-	-	(68)
Recognition of U.S. Tax Basis	(387)	(78)	-
Change in Statutory Rates	(671)	-	(275)
Non-Deductible Expenses	-	3	(5)
Other	16	3	22
Total Tax Expense (Recovery) From Continuing Operations	(797)	(1,010)	(52)
Effective Tax Rate	(57.1)%	25.7%	(2.3)%

The analysis of deferred income tax liabilities and deferred income tax assets is as follows:

For the years ended December 31,	2019	2018
Deferred Income Tax Liabilities		
Deferred Income Tax Liabilities to be Settled Within 12 Months	3	47
Deferred Income Tax Liabilities to be Settled After More Than 12 Months	4,540	5,498
	4,543	5,545
Deferred Income Tax Assets		
Deferred Income Tax Assets to be Recovered Within 12 Months	(113)	(57)
Deferred Income Tax Assets to be Recovered After More Than 12 Months	(398)	(627)
	(511)	(684)
Net Deferred Income Tax Liability	4,032	4,861

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

The deferred income tax assets and liabilities to be settled within 12 months represents Management's estimate of the timing of the reversal of temporary differences and may not correlate to the current income tax expense of the subsequent year.

The movement in deferred income tax liabilities and assets, without taking into consideration the offsetting of balances within the same tax jurisdiction, is:

Deferred Income Tax Liabilities	PP&E	Timing of Partnership Items	Risk Management	Other	Total
As at December 31, 2017	6,232	164	17	2	6,415
Charged (Credited) to Earnings	(836)	(164)	27	49	(924)
Charged (Credited) to OCI	54	-	-	-	54
As at December 31, 2018	5,450	-	44	51	5,545
Charged (Credited) to Earnings	(927)	-	(43)	(7)	(977)
Charged (Credited) to OCI	(25)	-	-	-	(25)
As at December 31, 2019	**4,498**	**-**	**1**	**44**	**4,543**

Deferred Income Tax Assets	Unused Tax Losses	Timing of Partnership Items	Risk Management	Other	Total
As at December 31, 2017	(191)	-	(283)	(328)	(802)
Charged (Credited) to Earnings	(159)	-	282	8	131
Charged (Credited) to OCI	(7)	-	-	(6)	(13)
As at December 31, 2018	(357)	-	(1)	(326)	(684)
Charged (Credited) to Earnings	129	-	-	34	163
Charged (Credited) to OCI	3	-	-	7	10
As at December 31, 2019	**(225)**	**-**	**(1)**	**(285)**	**(511)**

Net Deferred Income Tax Liabilities	Total
Net Deferred Income Tax Liabilities as at December 31, 2017	5,613
Charged (Credited) to Earnings	(793)
Charged (Credited) to OCI	41
Net Deferred Income Tax Liabilities as at December 31, 2018	4,861
Charged (Credited) to Earnings	(814)
Charged (Credited) to OCI	(15)
Net Deferred Income Tax Liabilities as at December 31, 2019	**4,032**

No deferred tax liability has been recognized as at December 31, 2019 and 2018 on temporary differences associated with investments in subsidiaries and joint arrangements where the Company can control the timing of the reversal of the temporary difference and the reversal is not probable in the foreseeable future.

The approximate amounts of tax pools available, including tax losses, are:

As at December 31,	2019	2018
Canada	6,113	7,935
United States	2,648	1,391
	8,761	9,326

As at December 31, 2019, the above tax pools included $696 million (2018 – $1,375 million) of Canadian federal non-capital losses and $188 million (2018 – $nil) of U.S. federal net operating losses. These losses expire no earlier than 2033.

Also included in the December 31, 2019 tax pools are Canadian net capital losses totaling $188 million (2018 – $8 million), which are available for carry forward to reduce future capital gains. Net capital losses totaling $100 million have been recognized as a deferred income tax asset as at December 31, 2019 based on past and future capital gains. The Company has not recognized $262 million (2018 – $661 million) of net capital losses associated with unrealized foreign exchange losses on its U.S. denominated debt.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

13. PER SHARE AMOUNTS

A) Net Earnings (Loss) Per Share — Basic and Diluted

For the years ended December 31,	2019	2018	2017
Earnings (Loss) From:			
Continuing Operations	**2,194**	(2,916)	2,268
Discontinued Operations	**-**	247	1,098
Net Earnings (Loss)	**2,194**	(2,669)	3,366
Basic – Weighted Average Number of Shares (millions)	**1,228.8**	1,228.8	1,102.5
Dilutive Effect of Cenovus NSRs	**0.6**	0.4	-
Diluted – Weighted Average Number of Shares	**1,229.4**	1,229.2	1,102.5
Basic and Diluted Earnings (Loss) Per Share From: ($)			
Continuing Operations	**1.78**	(2.37)	2.06
Discontinued Operations	**-**	0.20	0.99
Net Earnings (Loss) Per Share	**1.78**	(2.17)	3.05

As at December 31, 2019, 32 million NSRs (2018 – 34 million; 2017 – 43 million) and no TSARs (2018 – nil; 2017 – 81 thousand) were excluded from the diluted weighted average number of shares as their effect would have been anti-dilutive or their exercise prices exceed the market price of Cenovus's common shares. These instruments could potentially dilute earnings per share in the future. For further information on the Company's stock-based compensation plans, see Note 32.

B) Dividends Per Share

For the year ended December 31, 2019, the Company paid dividends of $260 million or $0.2125 per share, all of which were paid in cash (2018 – $245 million or $0.20 per share; 2017 – $225 million or $0.20 per share). The Cenovus Board of Directors declared a first quarter dividend of $0.0625 per share, payable on March 31, 2020, to common shareholders of record as of March 13, 2020.

14. CASH AND CASH EQUIVALENTS

As at December 31,	2019	2018
Cash	**108**	155
Short-Term Investments	**78**	626
	186	781

15. ACCOUNTS RECEIVABLE AND ACCRUED REVENUES

As at	December 31, 2019	January 1, 2019 [(1)]
Accruals	**1,185**	614
Prepaids and Deposits	**54**	45
Partner Advances	**16**	237
Trade	**206**	251
Joint Operations Receivables	**36**	37
Net Investment in Finance Leases	**-**	2
Other	**54**	54
	1,551	1,240

(1)   See Note 4.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

16. INVENTORIES

As at December 31,	2019	2018
Product		
Refining and Marketing	874	703
Oil Sands	570	223
Deep Basin	1	-
Parts and Supplies	87	87
	1,532	1,013

During the year ended December 31, 2019, approximately $14,285 million of produced and purchased inventory was recorded as an expense (2018 – $15,664 million; 2017 – $12,856 million).

As at December 31, 2019, as a result of a decline in refined product prices, Cenovus recorded a write-down of its product inventory of $25 million from cost to net realizable value (2018 – $47 million).

17. EXPLORATION AND EVALUATION ASSETS

	Total
As at December 31, 2017	3,673
Additions	374
Transfers to Assets Held for Sale	(1)
Transfers From Assets Held for Sale	46
Exploration Expense (Note 10)	(2,123)
Change in Decommissioning Liabilities	(8)
Divestitures	(1,176)
As at December 31, 2018	785
Additions	73
Exploration Expense (Note 10)	(82)
Change in Decommissioning Liabilities	9
Exchange Rate Movements and Other	2
As at December 31, 2019	**787**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

18. PROPERTY, PLANT AND EQUIPMENT, NET

| | Upstream Assets | | | | |
	Development & Production	Other Upstream	Refining Equipment	Other [1]	Total
COST					
As at December 31, 2017	27,441	333	5,061	1,167	34,002
Additions	1,065	-	204	61	1,330
Transfers From Assets Held for Sale	469	-	-	-	469
Change in Decommissioning Liabilities	(279)	-	(3)	(3)	(285)
Exchange Rate Movements and Other	(6)	-	370	-	364
Divestitures (Note 8)	(644)	-	-	(12)	(656)
As at December 31, 2018	28,046	333	5,632	1,213	35,224
Adjustment for Change in Accounting Policy (Note 4)	-	-	(4)	-	(4)
As at January 1, 2019	28,046	333	5,628	1,213	35,220
Additions	695	-	228	193	1,116
Change in Decommissioning Liabilities	340	-	9	5	354
Exchange Rate Movements and Other	(9)	-	(288)	3	(294)
Divestitures	(40)	-	-	-	(40)
As at December 31, 2019	**29,032**	**333**	**5,577**	**1,414**	**36,356**
ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION					
As at December 31, 2017	2,104	331	1,193	778	4,406
Depreciation, Depletion and Amortization	1,874	2	217	64	2,157
Transfers From Assets Held for Sale	35	-	-	-	35
Impairment Losses (Note 10)	106	-	-	-	106
Impairment Reversals (Note 10)	(132)	-	-	-	(132)
Exchange Rate Movements and Other	(31)	-	32	-	1
Divestitures (Note 8)	(38)	-	-	(9)	(47)
As at December 31, 2018	3,918	333	1,442	833	6,526
Adjustment for Change in Accounting Policy (Note 4)	-	-	(1)	-	(1)
As at January 1, 2019	3,918	333	1,441	833	6,525
Depreciation, Depletion and Amortization	1,735	-	241	75	2,051
Impairment Losses (Note 10)	20	-	-	10	30
Exchange Rate Movements and Other	31	-	(86)	-	(55)
Divestitures	(29)	-	-	-	(29)
As at December 31, 2019	**5,675**	**333**	**1,596**	**918**	**8,522**
CARRYING VALUE					
As at December 31, 2017	25,337	2	3,868	389	29,596
As at December 31, 2018	24,128	-	4,190	380	28,698
As at January 1, 2019 (Note 4)	24,128	-	4,187	380	28,695
As at December 31, 2019	**23,357**	**-**	**3,981**	**496**	**27,834**

[1] Includes crude-by-rail terminal, office furniture, fixtures, leasehold improvements, information technology and aircraft.

PP&E includes the following amounts in respect of assets under construction and not subject to DD&A:

As at December 31,	**2019**	2018
Development and Production	**1,836**	1,818
Refining Equipment	**172**	181
	2,008	1,999

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

19. RIGHT-OF-USE ASSETS, NET

	Real Estate	Railcars & Barges	Storage Assets	Refining Equipment	Other	Total
COST						
As at January 1, 2019 (Note 4)	517	63	292	13	9	894
Additions	10	436	172	-	6	624
Terminations	-	-	(11)	-	-	(11)
Reclassifications	(8)	-	-	-	-	(8)
Re-measurement	-	(2)	18	(2)	-	14
Exchange Rate Movements and Other	(10)	(2)	(7)	(1)	(1)	(21)
As at December 31, 2019	**509**	**495**	**464**	**10**	**14**	**1,492**
ACCUMULATED DEPRECIATION						
As at January 1, 2019 (Note 4)	-	-	-	1	-	1
Depreciation	29	55	75	2	4	165
Impairment Losses	3	-	-	-	-	3
Terminations	-	-	(1)	-	-	(1)
Exchange Rate Movements and Other	-	-	(1)	-	-	(1)
As at December 31, 2019	**32**	**55**	**73**	**3**	**4**	**167**
CARRYING VALUE						
As at January 1, 2019 (Note 4)	517	63	292	12	9	893
As at December 31, 2019	**477**	**440**	**391**	**7**	**10**	**1,325**

In 2019, Cenovus recognized $17 million of lease income. Lease income is earned on operating leases related to the Company's real estate ROU assets in which Cenovus is the lessor, and from the recovery of non-lease components for operating costs and unreserved parking related to the Company's net investment in finance leases. Finance leases are included in other assets as net investment in finance leases.

20. OTHER ASSETS

As at	December 31, 2019	January 1, 2019 [(1)]
Intangible Assets	101	6
Equity Investments (Note 35)	52	38
Net Investment in Finance Leases	30	14
Long-Term Receivables	21	12
Prepaids	7	8
	211	78

(1)   See Note 4.

In 2019, Cenovus entered into an agreement to assume a firm capacity shipper position in a pipeline transportation services agreement from a third party. The fee was recorded as an intangible asset at cost and will be amortized over the life of the contract of approximately 10 years.

21. GOODWILL

As at December 31, 2019 and 2018, the carrying amount of goodwill was associated with the Company's Primrose (Foster Creek) CGU and Christina Lake CGU was $1,171 million and $1,101 million, respectively.

For the purposes of impairment testing, goodwill is allocated to the CGU to which it relates. The assumptions used to test Cenovus's goodwill for impairment as at December 31, 2019 are consistent to those disclosed in Note 10.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

22. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at December 31,	2019	2018
Accruals	1,100	675
Trade	939	767
Interest	49	80
Partner Advances	16	237
Employee Long-Term Incentives	60	36
Joint Operations Payable	2	3
Other	44	35
	2,210	1,833

23. LONG-TERM DEBT AND CAPITAL STRUCTURE

As at December 31,	Notes	2019	2018
Revolving Term Debt	A	265	-
U.S. Dollar Denominated Unsecured Notes	B	6,492	9,241
Total Debt Principal		6,757	9,241
Debt Discounts and Transaction Costs		(58)	(77)
Long-Term Debt		6,699	9,164
Less: Current Portion		-	682
Long-Term Portion		6,699	8,482

The weighted average interest rate on outstanding debt for the year ended December 31, 2019 was 5.1 percent (2018 – 5.1 percent).

As at December 31, 2019, the Company is in compliance with all of the terms of its debt agreements.

A) Revolving Term Debt

Cenovus has in place a committed credit facility that consists of a $1.2 billion tranche and a $3.3 billion tranche. On October 23, 2019, the Company extended the maturity date of the $1.2 billion tranche from November 30, 2021 to November 30, 2022 and the maturity date of the $3.3 billion tranche from November 30, 2022 to November 30, 2023. Borrowings are available by way of Bankers' Acceptances, London Interbank Offered Rate based loans, prime rate loans or U.S. base rate loans.

B) Unsecured Notes

Unsecured notes are composed of:

	2019		2018	
As at December 31,	US$ Principal Amount	Total C$ Equivalent	US$ Principal Amount	Total C$ Equivalent
5.70% due October 15, 2019	-	-	500	682
3.00% due August 15, 2022	500	650	500	682
3.80% due September 15, 2023	450	585	450	614
4.25% due April 15, 2027	962	1,249	1,171	1,597
5.25% due June 15, 2037	641	833	700	955
6.75% due November 15, 2039	1,400	1,818	1,400	1,910
4.45% due September 15, 2042	155	202	744	1,015
5.20% due September 15, 2043	58	75	350	477
5.40% due June 15, 2047	832	1,080	959	1,309
	4,998	6,492	6,774	9,241

At maturity, on October 15, 2019, the Company repaid, in full the 5.70 percent unsecured notes with a remaining principal of US$500 million.

In addition, during the year ended December 31, 2019, the Company paid US$1,214 million to repurchase a portion of its unsecured notes with a principal amount of US$1,276 million. A gain on the repurchase of $63 million was recorded in finance costs.

The Company has in place a base shelf prospectus that allows the Company to offer, from time to time, up to US$5.0 billion, or the equivalent in other currencies, of debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units in Canada, the U.S. and elsewhere where permitted by law. The base shelf prospectus also allows ConocoPhillips to offer for sale, should they so choose from

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

time to time, the common shares they acquired in connection with the Acquisition (see Note 9). The base shelf prospectus will expire in October 2021. Offerings under the base shelf prospectus are subject to market conditions. As at December 31, 2019, US$5.0 billion remains available under the base shelf prospectus.

C) Mandatory Debt Payments as at December 31, 2019

	US$ Principal Amount	Total C$ Equivalent
2020	-	-
2021	-	-
2022	500	650
2023	450	585
2024	-	-
Thereafter	4,048	5,257
	4,998	6,492

D) Capital Structure

Cenovus's capital structure objectives remain unchanged from previous periods. Cenovus's capital structure consists of shareholders' equity plus Net Debt. Net Debt includes the Company's short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents and short-term investments. Cenovus conducts its business and makes decisions consistent with that of an investment grade company. The Company's objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company's financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, draw down on its credit facility or repay existing debt, adjust dividends paid to shareholders, purchase the Company's common shares for cancellation, issue new debt, or issue new shares.

Cenovus monitors its capital structure and financing requirements using, among other things, non-GAAP financial metrics consisting of Net Debt to Adjusted Earnings Before Interest, Taxes and DD&A ("Adjusted EBITDA") and Net Debt to Capitalization. These metrics are used to steward Cenovus's overall debt position as measures of Cenovus's overall financial strength.

Cenovus targets a Net Debt to Adjusted EBITDA ratio of less than 2.0 times over the long-term. This ratio may periodically be above the target due to factors such as persistently low commodity prices. Cenovus also manages its Net Debt to Capitalization ratio to ensure compliance with the associated covenant as defined in its committed credit facility agreement.

Net Debt to Adjusted EBITDA [1]

As at December 31,	2019	2018	2017
Current Portion of Long-Term Debt	-	682	-
Long-Term Debt	6,699	8,482	9,513
Less: Cash and Cash Equivalents	(186)	(781)	(610)
Net Debt	6,513	8,383	8,903
Net Earnings (Loss)	2,194	(2,669)	3,366
Add (Deduct):			
Finance Costs	511	628	725
Interest Income	(12)	(19)	(62)
Income Tax Expense (Recovery)	(797)	(920)	352
Depreciation, Depletion and Amortization	2,249	2,131	2,030
E&E Write-down	82	2,123	890
Unrealized (Gain) Loss on Risk Management	149	(1,249)	729
Foreign Exchange (Gain) Loss, Net	(404)	854	(812)
Revaluation (Gain)	-	-	(2,555)
Re-measurement of Contingent Payment	164	50	(138)
(Gain) Loss on Discontinuance	-	(301)	(1,285)
(Gain) Loss on Divestitures of Assets	(2)	795	1
Other (Income) Loss, Net	(11)	(12)	(5)
Adjusted EBITDA	4,123	1,411	3,236
Net Debt to Adjusted EBITDA	**1.6x**	5.9x	2.8x

[1] IFRS 16 was adopted January 1, 2019 using the modified retrospective approach; therefore, comparative information has not been restated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

Net Debt to Capitalization

As at December 31,	2019	2018	2017
Net Debt	6,513	8,383	8,903
Shareholders' Equity	19,201	17,468	19,981
	25,714	25,851	28,884
Net Debt to Capitalization	25%	32%	31%

Under the terms of Cenovus's committed credit facility, the Company is required to maintain a debt to capitalization ratio, as defined in the agreement, not to exceed 65 percent. The Company is well below this limit.

24. LEASE LIABILITIES

	Total
As at January 1, 2019 (Note 4)	1,494
Additions	590
Interest Expense (Note 6)	82
Lease Payments	(232)
Terminations	(11)
Re-measurement	15
Exchange Rate Movements and Other	(22)
As at December 31, 2019	**1,916**
Less: Current Portion	196
Long-Term Portion	1,720

The Company has lease liabilities for contracts related to office space, railcars, barges, storage assets, drilling rigs, and other refining and field equipment. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Discount rates during the year ended December 31, 2019 were between 2.7 percent and 5.7 percent, depending on the duration of the lease term.

For the years ended December 31,	2019
Variable Lease Payments	19
Short-Term Lease Payments	13

The Company has variable lease payments related to property taxes for real estate contracts. Short-term leases are leases with terms of twelve months or less.

The Company has included extension options in the calculation of finance lease liabilities where the Company has the right to extend a lease term at its discretion and is reasonably certain to exercise the extension option. The Company does not have any significant termination options and the residual amounts are not material.

25. CONTINGENT PAYMENT

	2019	2018
Contingent Payment, Beginning of Year	132	206
Re-measurement [1]	164	50
Liabilities Settled or Payable	(153)	(124)
Contingent Payment, End of Year	**143**	**132**
Less: Current Portion	79	15
Long-Term Portion	64	117

[1] Contingent payment is carried at fair value. Changes in fair value are recorded in net earnings.

In connection with the Acquisition, Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. The quarterly payment will be $6 million for each dollar that the WCS price exceeds $52.00 per barrel. The calculation includes an adjustment mechanism related to certain significant production outages at Foster Creek and Christina Lake, which may reduce the amount of a contingent payment. There are no maximum payment terms.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

The contingent payment is accounted for as a financial option. The fair value is estimated by calculating the present value of the future expected cash flows using an option pricing model, which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and both WTI and WCS futures pricing, and discounted at a credit-adjusted risk-free rate. The contingent payment is re-measured at fair value at each reporting date with changes in fair value recognized in net earnings. As at December 31, 2019, $14 million was payable under this agreement (2018 – $nil).

26. ONEROUS CONTRACT PROVISIONS

	2019	2018
Onerous Contract Provisions, Beginning of Year	663	45
Adjustment for Change in Accounting Policy (Note 4)	(585)	-
As at January 1,	78	45
Liabilities Incurred	-	684
Liabilities Settled	(13)	(21)
Change in Assumptions	(9)	2
Change in Discount Rate	4	(57)
Unwinding of Discount on Onerous Contract Provisions	3	10
Onerous Contract Provisions, End of Year	63	663
Less: Current Portion	17	50
Long-Term Portion	46	613

In 2019, the provision for onerous contracts relates to the non-lease components of the Company's real estate contracts consisting of operating costs and unreserved parking. The provision represents the present value of the difference between the future payments that Cenovus is obligated to make under the non-cancellable contracts and the estimated sublease recoveries, discounted at a credit-adjusted risk-free rate of between 2.8 percent and 4.1 percent (2018 – 4.0 percent and 5.7 percent). The onerous contract provision is expected to be settled in periods up to and including the year 2040. The estimate may vary as a result of changes in the use of the leased office space and sublease arrangements, where applicable. In 2018, prior to the adoption of IFRS 16, the provision for onerous contracts related to base rent, operating costs and parking for office space in Calgary, Alberta.

Sensitivities

Changes to the credit-adjusted risk-free rate or the estimated sublease recoveries would have the following impact on the provision:

	Sensitivity Range	2019		2018	
As at December 31,		Increase	Decrease	Increase	Decrease
Credit-Adjusted Risk-Free Rate	± one percent	(2)	2	(46)	52
Estimated Sublease Recovery	± five percent	(17)	17	(40)	40

27. DECOMMISSIONING LIABILITIES

The decommissioning provision represents the present value of the expected future costs associated with the retirement of upstream crude oil and natural gas assets, refining facilities and the crude-by-rail terminal.

The aggregate carrying amount of the obligation is:

	2019	2018
Decommissioning Liabilities, Beginning of Year	875	1,029
Liabilities Incurred	3	8
Liabilities Settled	(52)	(44)
Liabilities Disposed	(8)	(30)
Transfers (to) From Liabilities Related to Assets Held for Sale	-	149
Change in Estimated Future Cash Flows	21	(136)
Change in Discount Rate	339	(165)
Unwinding of Discount on Decommissioning Liabilities (Note 6)	58	63
Foreign Currency Translation	(1)	1
Decommissioning Liabilities, End of Year	1,235	875

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

As at December 31, 2019, the undiscounted amount of estimated future cash flows required to settle the obligation is $5,173 million (2018 – $5,163 million), which has been discounted using a credit-adjusted risk-free rate of 4.9 percent (2018 – 6.5 percent) and an inflation rate of two percent (2018 – two percent). Most of these obligations are not expected to be paid for several years, or decades, and are expected to be funded from general resources at that time. The Company expects to settle approximately $55 million to $60 million of decommissioning liabilities over the next year. Revisions in estimated future cash flows resulted from a change in the timing of decommissioning liabilities over the estimated life of the reserves and an increase in cost estimates.

Sensitivities

Changes to the credit-adjusted risk-free rate or the inflation rate would have the following impact on the decommissioning liabilities:

	2019		2018	
	Credit-Adjusted Risk-Free Rate	**Inflation Rate**	Credit-Adjusted Risk-Free Rate	Inflation Rate
As at December 31,				
One Percent Increase	**(236)**	**340**	(138)	196
One Percent Decrease	**332**	**(243)**	188	(145)

28. OTHER LIABILITIES

As at	**December 31, 2019**	January 1, 2019 [1]
Employee Long-Term Incentives	**103**	41
Pension and Other Post-Employment Benefit Plan (Note 29)	**73**	75
Other	**19**	39
	195	155

(1)   See Note 4.

29. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

The Company provides employees with a pension that includes either a defined contribution or defined benefit component and other post-employment benefit plan. Most of the employees participate in the defined contribution pension. Employees who meet certain criteria may elect to move from the current defined contribution component to a defined benefit component for their future service.

The defined benefit pension provides pension benefits at retirement based on years of service and final average earnings. Future enrollment is limited to eligible employees who meet certain criteria. The Company's OPEB provides certain retired employees with health care and dental benefits until age 65 and life insurance benefits.

The Company is required to file an actuarial valuation of its registered defined benefit pension with the provincial regulator at least every three years. The most recently filed valuation was dated December 31, 2017 and the next required actuarial valuation will be as at December 31, 2020.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

A) Defined Benefit and OPEB Plan Obligation and Funded Status

Information related to defined benefit pension and OPEB plans, based on actuarial estimations, is:

	Pension Benefits		OPEB	
As at December 31,	**2019**	2018	**2019**	2018
Defined Benefit Obligation				
Defined Benefit Obligation, Beginning of Year	**167**	181	**21**	22
Current Service Costs	**11**	13	**1**	1
Interest Costs [1]	**6**	6	**1**	1
Benefits Paid	**(36)**	(33)	**(2)**	(2)
Plan Participant Contributions	**2**	2	**-**	-
Past Service Costs – Curtailments	**-**	(2)	**-**	-
Re-measurements:				
(Gains) Losses From Experience Adjustments	**(4)**	-	**-**	-
(Gains) Losses From Changes in Financial Assumptions	**12**	-	**1**	(1)
Defined Benefit Obligation, End of Year	**158**	167	**22**	21
Plan Assets				
Fair Value of Plan Assets, Beginning of Year	**113**	141	**-**	-
Employer Contributions	**9**	6	**-**	-
Plan Participant Contributions	**2**	2	**-**	-
Benefits Paid	**(35)**	(33)	**-**	-
Interest Income [1]	**3**	4	**-**	-
Re-measurements:				
Return on Plan Assets (Excluding Interest Income)	**15**	(7)	**-**	-
Fair Value of Plan Assets, End of Year	**107**	113	**-**	-
Pension and OPEB (Liability) [2]	**(51)**	(54)	**(22)**	(21)

[1] Based on the discount rate of the defined benefit obligation at the beginning of the year.
[2] Pension and OPEB liabilities are included in other liabilities on the Consolidated Balance Sheets.

The weighted average duration of the defined benefit pension and OPEB obligations are 16.6 years and 12.0 years, respectively.

B) Pension and OPEB Costs

	Pension Benefits			OPEB		
For the years ended December 31,	**2019**	2018	2017	**2019**	2018	2017
Defined Benefit Plan Cost						
Current Service Costs	**11**	13	14	**1**	1	2
Past Service Costs – Curtailments	**-**	(2)	(6)	**-**	-	(1)
Net Interest Costs	**3**	3	3	**1**	1	1
Re-measurements:						
Return on Plan Assets (Excluding Interest Income)	**(15)**	7	(9)	**-**	-	-
(Gains) Losses From Experience Adjustments	**(4)**	-	1	**-**	-	-
(Gains) Losses From Changes in Demographic Assumptions	**-**	-	-	**-**	-	(1)
(Gains) Losses From Changes in Financial Assumptions	**12**	-	(2)	**1**	(1)	(1)
Defined Benefit Plan Cost (Recovery)	**7**	21	1	**3**	1	-
Defined Contribution Plan Cost	**21**	22	27	**-**	-	-
Total Plan Cost	**28**	43	28	**3**	1	-

C) Investment Objectives and Fair Value of Plan Assets

The objective of the asset allocation is to manage the funded status of the plan at an appropriate level of risk, giving consideration to the security of the assets and the potential volatility of market returns and the resulting effect on both contribution requirements and pension expense. The long-term return is expected to achieve or exceed the return from a composite benchmark comprised of passive investments in appropriate market indices. The asset allocation structure is subject to diversification requirements and constraints which reduce risk by limiting exposure to individual equity investment and credit rating categories.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

The allocation of assets between the various types of investment funds is monitored regularly and is re-balanced monthly, if necessary. The asset allocation structure targets an investment of 25 percent to 70 percent in equity securities, 25 percent to 35 percent in fixed income assets, zero percent to 15 percent in real estate assets, zero percent to 10 percent in listed infrastructure assets, zero percent to 10 percent in emerging market debts and zero percent to 10 percent in cash and cash equivalents.

The Company does not use derivative instruments to manage the risks of its plan assets. There has been no change in the process used by the Company to manage these risks from prior periods.

The fair value of the plan assets is:

As at December 31,	2019	2018
Equity Funds	59	70
Fixed Income Funds	35	29
Listed Infrastructure Funds	9	-
Non-Invested Assets	2	12
Cash and Cash Equivalents	2	2
	107	113

Fair value of the equity, fixed income and listed infrastructure assets are based on the trading price of the underlying funds. The fair value of the non-invested assets is the discounted value of the expected future payments.

The defined benefit plan does not hold any direct investment in Cenovus shares.

D) Funding

The defined benefit pension is funded in accordance with federal and provincial government pension legislation, where applicable. Contributions are made to trust funds administered by an independent trustee. The Company's contributions to the defined benefit pension plan are based on the most recent actuarial valuation as at December 31, 2017, and direction of the Management Pension Committee and Human Resources and Compensation Committee of the Board of Directors.

Employees participating in the defined benefit pension are required to contribute four percent of their pensionable earnings, up to an annual maximum, and the Company provides the balance of the funding necessary to ensure benefits will be fully provided for at retirement. The expected employer contributions for the year ended December 31, 2020 are $7 million for the defined benefit pension plan. The OPEB is funded on an as required basis.

E) Actuarial Assumptions and Sensitivities

Actuarial Assumptions

The principal weighted average actuarial assumptions used to determine benefit obligations and expenses are as follows:

	Pension Benefits			OPEB		
For the years ended December 31,	2019	2018	2017	2019	2018	2017
Discount Rate	3.00%	3.50%	3.50%	3.00%	3.50%	3.25%
Future Salary Growth Rate	3.94%	3.88%	3.81%	5.08%	5.08%	5.08%
Average Longevity (years)	88.2	88.2	88.0	88.2	88.1	88.0
Health Care Cost Trend Rate	N/A	N/A	N/A	6.00%	6.00%	6.00%

The discount rates are determined with reference to market yields on high quality corporate debt instruments of similar duration to the benefit obligations at the end of the reporting period.

Sensitivities

The sensitivity of the defined benefit and OPEB obligation to changes in relevant actuarial assumptions is:

	2019		2018	
As at December 31,	Increase	Decrease	Increase	Decrease
One Percent Change:				
Discount Rate	(25)	32	(25)	31
Future Salary Growth Rate	3	(3)	3	(2)
Health Care Cost Trend Rate	1	(1)	1	(1)
One Year Change in Assumed Life Expectancy	3	(3)	3	(3)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

The sensitivity analysis is based on a change in an assumption while holding all other assumptions constant; however, the changes in some assumptions may be correlated. The same methodologies have been used to calculate the sensitivity of the defined benefit obligation to significant actuarial assumptions as have been applied when calculating the defined benefit pension liability recorded on the Consolidated Balance Sheets.

F) Risks

Through its defined benefit pension and OPEB plans, the Company is exposed to actuarial risks, such as longevity risk, interest rate risk, investment risk and salary risk.

Longevity Risk

The present value of the defined benefit plan obligation is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of participants will increase the defined benefit plan obligation.

Interest Rate Risk

A decrease in corporate bond yields will increase the defined benefit plan obligation, although this will be partially offset by an increase in the return on debt holdings.

Investment Risk

The present value of the defined benefit plan obligation is calculated using a discount rate determined by reference to high quality corporate bond yields. If the return on plan assets is below this rate, a plan deficit will result. Due to the long-term nature of the plan liabilities, a higher portion of the plan assets are invested in equity securities than in debt instruments and real estate.

Salary Risk

The present value of the defined benefit plan obligation is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the defined benefit obligation.

30. SHARE CAPITAL

A) Authorized

Cenovus is authorized to issue an unlimited number of common shares and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Company's Board of Directors prior to issuance and subject to the Company's articles.

B) Issued and Outstanding

| | 2019 | | 2018 | |
| | Number of Common Shares | | Number of Common Shares | |
As at December 31,	(thousands)	Amount	(thousands)	Amount
Outstanding, Beginning of Year	1,228,790	11,040	1,228,790	11,040
Common Shares Issued Under Stock Option Plan (Note 32)	38	-	-	-
Outstanding, End of Year	**1,228,828**	**11,040**	1,228,790	11,040

As at December 31, 2019, ConocoPhillips continued to hold 208 million common shares. ConocoPhillips is restricted from nominating new members to Cenovus's Board of Directors and must vote its Cenovus common shares in accordance with Management's recommendations or abstain from voting until such time ConocoPhillips owns 3.5 percent or less of the then outstanding common shares of Cenovus.

There were no preferred shares outstanding as at December 31, 2019 (2018 – nil).

As at December 31, 2019, there were 26 million (2018 – 23 million) common shares available for future issuance under the stock option plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

C) Paid in Surplus

Cenovus's paid in surplus reflects the Company's retained earnings prior to the split of Encana Corporation ("Encana") under the plan of arrangement into two independent energy companies, Encana (now known as Ovintiv Inc.) and Cenovus (pre-arrangement earnings). In addition, paid in surplus includes stock-based compensation expense related to the Company's NSRs discussed in Note 32A.

	Pre-Arrangement Earnings	Stock-Based Compensation	Total
As at December 31, 2017	4,086	275	4,361
Stock-Based Compensation Expense	-	6	6
As at December 31, 2018	4,086	281	4,367
Stock-Based Compensation Expense	-	10	10
As at December 31, 2019	**4,086**	**291**	**4,377**

31. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Defined Benefit Pension Plan	Foreign Currency Translation Adjustment	Private Equity Instruments	Total
As at December 31, 2017	(4)	633	14	643
Other Comprehensive Income (Loss), Before Tax	(5)	397	1	393
Income Tax	2	-	-	2
As at December 31, 2018	(7)	1,030	15	1,038
Other Comprehensive Income (Loss), Before Tax	6	(228)	14	(208)
Income Tax	(1)	-	(2)	(3)
As at December 31, 2019	**(2)**	**802**	**27**	**827**

32. STOCK-BASED COMPENSATION PLANS

A) Employee Stock Option Plan

Cenovus has an Employee Stock Option Plan that provides employees with the opportunity to exercise an option to purchase a common share of the Company. Option exercise prices approximate the market value for the common shares on the date the options were issued. Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years and are fully exercisable after three years. Options expire after seven years.

Options issued by the Company on or after February 24, 2011 have associated NSRs. The NSRs, in lieu of exercising the option, give the option holder the right to receive the number of common shares that could be acquired with the excess value of the market price of Cenovus's common shares at the time of exercise over the exercise price of the option. Alternatively, the holder may elect to exercise the option and receive a net cash payment equal to the excess of the market price received from the sale of the common shares over the exercise price of the option.

The NSRs vest and expire under the same terms and conditions as the underlying options.

NSRs

The weighted average unit fair value of NSRs granted during the year ended December 31, 2019 was $2.93 before considering forfeitures, which are considered in determining total cost for the period. The fair value of each NSR was estimated on its grant date using the Black-Scholes-Merton valuation model with weighted average assumptions as follows:

Risk-Free Interest Rate	**1.78%**
Expected Dividend Yield	**1.70%**
Expected Volatility [1]	**31.00%**
Expected Life (years)	**4.52**

[1] Expected volatility has been based on historical share volatility of the Company and comparable industry peers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

The following tables summarize information related to the NSRs:

For the year ended December 31, 2019	Number of NSRs (thousands)	Weighted Average Exercise Price ($)
Outstanding, Beginning of Year	34,484	26.29
Granted	3,867	11.57
Exercised	(164)	9.48
Forfeited	(1,450)	26.25
Expired	(5,209)	38.14
Outstanding, End of Year	**31,528**	**22.61**

	Outstanding NSRs			Exercisable NSRs	
As at December 31, 2019 Range of Exercise Price ($)	Number of NSRs (thousands)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)	Number of NSRs (thousands)	Weighted Average Exercise Price ($)
5.00 to 9.99	2,903	5.2	9.48	756	9.48
10.00 to 14.99	7,189	5.5	12.69	1,785	14.34
15.00 to 19.99	2,714	3.3	19.47	2,714	19.47
20.00 to 24.99	3,104	2.2	22.26	3,104	22.26
25.00 to 29.99	8,787	1.1	28.39	8,787	28.39
30.00 to 34.99	6,831	0.3	32.61	6,831	32.61
	31,528	2.6	22.61	23,977	26.15

B) Performance Share Units

Cenovus has granted PSUs to certain employees under its Performance Share Unit Plan for Employees. PSUs are whole share units and entitle employees to receive, upon vesting, either a common share of Cenovus or a cash payment equal to the value of a Cenovus common share. For PSUs issued prior to 2018, the number of PSUs eligible for payment is determined over three years based on the units granted multiplied by 30 percent after year one, 30 percent after year two and 40 percent after year three. The number of PSUs eligible for payment on and after 2018 is based on four performance periods over three years and the units granted are multiplied by 20 percent after year one, 20 percent after year two, 20 percent after year three and 40 percent after the fourth performance period through years one to three. All PSUs are eligible to vest based on the Company achieving key pre-determined performance measures. PSUs vest after three years.

The Company has recorded a liability of $53 million as at December 31, 2019 (2018 – $32 million) in the Consolidated Balance Sheets for PSUs based on the market value of Cenovus's common shares at the end of the year. As PSUs are paid out upon vesting, the intrinsic value of vested PSUs was $nil as at December 31, 2019 and 2018.

The following table summarizes the information related to the PSUs held by Cenovus employees:

For the year ended December 31, 2019	Number of PSUs (thousands)
Outstanding, Beginning of Year	6,063
Granted	2,604
Cancelled	(1,873)
Units in Lieu of Dividends	118
Outstanding, End of Year	**6,912**

C) Restricted Share Units

Cenovus has granted RSUs to certain employees under its Restricted Share Unit Plan for Employees. RSUs are whole-share units and entitle employees to receive, upon vesting, either a common share of Cenovus or a cash payment equal to the value of a Cenovus common share. RSUs generally vest after three years.

RSUs are accounted for as liability instruments and are measured at fair value based on the market value of Cenovus's common shares at each period end. The fair value is recognized as stock-based compensation costs over the vesting period. Fluctuations in the fair value are recognized as stock-based compensation costs in the period they occur.

The Company has recorded a liability of $63 million as at December 31, 2019 (2018 – $32 million) in the Consolidated Balance Sheets for RSUs based on the market value of Cenovus's common shares at the end of the year. As RSUs are paid out upon vesting, the intrinsic value of vested RSUs was $nil as at December 31, 2019 and 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

The following table summarizes the information related to the RSUs held by Cenovus employees:

For the year ended December 31, 2019	Number of RSUs (thousands)
Outstanding, Beginning of Year	7,461
Granted	2,742
Vested and Paid Out	(1,568)
Cancelled	(415)
Units in Lieu of Dividends	152
Outstanding, End of Year	**8,372**

D) Deferred Share Units

Under two Deferred Share Unit Plans, Cenovus directors, officers and certain employees may receive DSUs, which are equivalent in value to a common share of the Company. Eligible employees have the option to convert either zero, 25 or 50 percent of their annual bonus award into DSUs. DSUs vest immediately, are redeemed in accordance with the terms of the agreement and expire on December 15 of the calendar year following the year of cessation of directorship or employment.

The Company has recorded a liability of $16 million as at December 31, 2019 (2018 – $13 million) in the Consolidated Balance Sheets for DSUs based on the market value of Cenovus's common shares at the end of the year. The intrinsic value of vested DSUs equals the carrying value as DSUs vest at the time of grant.

The following table summarizes the information related to the DSUs held by Cenovus directors, officers and employees:

For the year ended December 31, 2019	Number of DSUs (thousands)
Outstanding, Beginning of Year	1,360
Granted to Directors	235
Granted	106
Units in Lieu of Dividends	24
Redeemed	(488)
Outstanding, End of Year	**1,237**

E) Total Stock-Based Compensation

For the years ended December 31,	2019	2018	2017
NSRs	9	6	9
PSUs	15	(6)	(7)
RSUs	34	9	3
DSUs	9	-	(11)
Stock-Based Compensation Expense (Recovery)	**67**	**9**	**(6)**
Stock-Based Compensation Costs Capitalized	**20**	**4**	**3**
Total Stock-Based Compensation	**87**	**13**	**(3)**

33. EMPLOYEE SALARIES AND BENEFIT EXPENSES

For the years ended December 31,	2019	2018	2017
Salaries, Bonuses and Other Short-Term Employee Benefits	567	580	606
Post-Employment Benefits	29	30	27
Stock-Based Compensation Expense	67	9	(6)
Other Long-Term Incentive Benefits	31	-	-
Termination Benefits	6	63	19
	700	682	646

Stock-based compensation includes the costs recorded during the year associated with stock options, NSRs, PSUs, RSUs and DSUs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

34. RELATED PARTY TRANSACTIONS

Key Management Compensation

Key management includes Directors (executive and non-executive), Executive Officers, Senior Vice-Presidents and Vice-Presidents. The compensation paid or payable to key management is:

For the years ended December 31,	2019	2018	2017
Salaries, Director Fees and Short-Term Benefits	24	20	26
Post-Employment Benefits	2	3	4
Stock-Based Compensation	22	5	6
Other Long-Term Incentive Benefits	1	-	-
Termination Benefits	-	9	4
	49	37	40

Post-employment benefits represent the present value of future pension benefits earned during the year.

35. FINANCIAL INSTRUMENTS

Cenovus's financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, net investment in finance leases, accounts payable and accrued liabilities, risk management assets and liabilities, private equity investments, long-term receivables, lease liabilities, contingent payment, short-term borrowings and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments.

A) Fair Value of Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.

The fair values of long-term receivables and net investment in finance leases approximate their carrying amount due to the specific non-tradeable nature of these instruments.

Long-term debt is carried at amortized cost. The estimated fair values of long-term borrowings have been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at December 31, 2019, the carrying value of Cenovus's debt was $6,699 million and the fair value was $7,610 million (2018 carrying value – $9,164 million; fair value – $8,431 million).

Equity investments classified at FVOCI comprise equity investments in private companies. The Company classifies certain private equity instruments at FVOCI as they are not held for trading and fair value changes are not reflective of the Company's operations. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available.

The following table provides a reconciliation of changes in the fair value of private equity investments classified at FVOCI:

	2019	2018
Fair Value, Beginning of Year	38	37
Change in Fair Value [1]	14	1
Fair Value, End of Year	52	38

[1] Changes in fair value are recorded in OCI.

B) Fair Value of Risk Management Assets and Liabilities

The Company's risk management assets and liabilities consist of crude oil swaps, futures and options, as well as condensate futures and swaps, foreign exchange and interest rate swaps. Crude oil, condensate and, if entered into, natural gas contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange swaps are calculated using external valuation models which incorporate observable market data, including foreign exchange forward curves (Level 2) and the fair value of interest rate swaps are calculated using external valuation models which incorporate observable market data, including interest rate yield curves (Level 2).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

Summary of Unrealized Risk Management Positions

| | 2019 | | | 2018 | | |
| | Risk Management | | | Risk Management | | |
As at December 31,	Asset	Liability	Net	Asset	Liability	Net
Crude Oil	5	2	3	156	2	154
Foreign Exchange	-	-	-	-	1	(1)
Interest Rate	-	-	-	7	-	7
Total Fair Value	**5**	**2**	**3**	163	3	160

The following table presents the Company's fair value hierarchy for risk management assets and liabilities carried at fair value:

As at December 31,	2019	2018
Level 2 – Prices Sourced From Observable Data or Market Corroboration	**3**	160

Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.

The following table provides a reconciliation of changes in the fair value of Cenovus's risk management assets and liabilities:

	2019	2018
Fair Value of Contracts, Beginning of Year	160	(986)
Fair Value of Contracts Realized During the Year	7	1,554
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered Into During the Year	(156)	(305)
Unamortized (Amortized) Premium on Put Options	-	(16)
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	(8)	(87)
Fair Value of Contracts, End of Year	**3**	160

Financial assets and liabilities are offset only if Cenovus has the current legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. Cenovus offsets risk management assets and liabilities when the counterparty, commodity, currency and timing of settlement are the same. No additional unrealized risk management positions are subject to an enforceable master netting arrangement or similar agreement that are not otherwise offset.

The following table provides a summary of the Company's offsetting risk management positions:

| | 2019 | | | 2018 | | |
| | Risk Management | | | Risk Management | | |
As at December 31,	Asset	Liability	Net	Asset	Liability	Net
Recognized Risk Management Positions						
Gross Amount	13	10	3	277	117	160
Amount Offset	(8)	(8)	-	(114)	(114)	-
Net Amount per Consolidated Financial Statements	**5**	**2**	**3**	163	3	160

The derivative liabilities do not have credit risk-related contingent features. Due to credit practices that limit transactions according to counterparties' credit quality, the change in fair value through profit or loss attributable to changes in the credit risk of financial liabilities is immaterial.

Cenovus pledges cash collateral with respect to certain of these risk management contracts, which is not offset against the related financial liability. The amount of cash collateral required will vary daily over the life of these risk management contracts as commodity prices change. Additional cash collateral is required if, on a net basis, risk management payables exceed risk management receivables on a particular day. There were no amounts pledged as collateral as at December 31, 2019 (2018 – $nil).

C) Fair Value of Contingent Payment

The contingent payment is carried at fair value on the Consolidated Balance Sheets. Fair value is estimated by calculating the present value of the future expected cash flows using an option pricing model (Level 3), which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and both WTI and WCS futures pricing, and discounted at a credit-adjusted risk-free rate of 2.6 percent. Fair value of the contingent payment has been calculated by Cenovus's internal valuation team which consists of individuals who are knowledgeable about and have experience in fair value techniques. As at December 31, 2019, the fair value of the contingent payment was estimated to be $143 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

As at December 31, 2019, average WCS forward pricing for the remaining term of the contingent payment is $46.57 per barrel. The average volatility of WTI options and the Canadian-U.S. foreign exchange rate options used to value the contingent payment was 24 percent and five percent, respectively. Changes in the following inputs to the option pricing model, with fluctuations in all other variables held constant, could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

As at December 31, 2019	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $5.00 per bbl	(129)	80
WTI Option Volatility	± five percent	(45)	42
Canadian to U.S. Dollar Foreign Exchange Rate Option Volatility	± five percent	10	(19)

As at December 31, 2018	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $5.00 per bbl	(104)	71
WTI Option Volatility	± five percent	(57)	51
Canadian to U.S. Dollar Foreign Exchange Rate Option Volatility	± five percent	1	(12)

D) Earnings Impact of (Gains) Losses From Risk Management Positions

For the years ended December 31,	2019	2018	2017
Realized (Gain) Loss [1]	7	1,554	167
Unrealized (Gain) Loss [2]	149	(1,249)	729
(Gain) Loss on Risk Management From Continuing Operations	**156**	305	896

[1] Realized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates. Excludes realized risk management loss of $nil in 2019 (2018 – $nil; 2017 – $33 million loss) that were classified as discontinued operations.
[2] Unrealized gains and losses on risk management are recorded in the Corporate and Eliminations segment.

36. RISK MANAGEMENT

Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates as well as credit risk and liquidity risk.

To manage exposure to interest rate volatility, the Company may periodically enter into interest rate swap contracts. To mitigate the Company's exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. There were no interest rate or foreign exchange contracts outstanding as at December 31, 2019.

In addition, the Company may periodically enter into other financial positions as a part of ongoing operations to market the Company's production. As at December 31, 2019, the fair value of other financial positions was an asset of $3 million, and consisted of WCS, WTI and condensate instruments.

A) Commodity Price Risk

Commodity price risk arises from the effect that fluctuations of forward commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments.

The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company's policy does not allow the use of derivative instruments for speculative purposes.

Crude Oil – The Company has used fixed price and basis swaps, put options and costless collars to partially mitigate its exposure to the commodity price risk on its crude oil sales. In addition, Cenovus has entered into a number of transactions to help protect against widening light/heavy crude oil price differentials.

Condensate – The Company has used fixed price and basis swaps to partially mitigate its exposure to the commodity price risk on its condensate purchases.

Natural Gas – The Company may enter into transactions to partially mitigate its natural gas commodity price risk.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

Sensitivities

The following table summarizes the sensitivity of the fair value of Cenovus's risk management positions to independent fluctuations in commodity prices, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility. The impact of fluctuating commodity prices on the Company's open risk management positions could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

As at December 31, 2019	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$5.00 per bbl Applied to WTI and Condensate Hedges	3	(3)
Crude Oil Differential Price	± US$2.50 per bbl Applied to Differential Hedges Tied to Production	5	(5)

As at December 31, 2018	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$5.00 per bbl Applied to WTI and Condensate Hedges	(78)	80
Crude Oil Differential Price	± US$2.50 per bbl Applied to Differential Hedges Tied to Production	4	(4)

B) Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of Cenovus's financial assets or liabilities. As Cenovus operates in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on reported results.

As disclosed in Note 7, Cenovus's foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of the U.S. dollar debt issued from Canada. As at December 31, 2019, Cenovus had US$4,998 million in U.S. dollar debt issued from Canada (2018 – US$6,774 million). In respect of these financial instruments, the impact of changes in the Canadian per U.S. dollar exchange rate would have resulted in a change to the foreign exchange (gain) loss as follows:

For the years ended December 31,	2019	2018
$0.05 Increase in the Canadian per U.S. Dollar Foreign Exchange Rate	250	339
$0.05 Decrease in the Canadian per U.S. Dollar Foreign Exchange Rate	(250)	(339)

As at December 31, 2019, the increase or decrease in net earnings for a $0.05 change in the U.S. per Canadian dollar foreign exchange rate on the Company's foreign exchange contracts amounts to $nil (2018 – $4 million).

C) Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect earnings, cash flows and valuations. Cenovus has the flexibility to partially mitigate its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. In addition, to manage exposure to interest rate volatility, the Company periodically enters into interest rate swap contracts. In 2018, the Company unwound US$250 million of interest rate swaps, resulting in a risk management gain of $23 million. In 2019, the Company unwound the remaining US$150 million of its interest swaps, resulting in a risk management loss of $1 million. As at December 31, 2019, Cenovus had no interest rate swap contracts outstanding (2018 notional amount – US$150 million). In respect of these financial instruments, the impact of changes in the interest rate would have resulted in a change to unrealized gains (losses) impacting earnings before income tax as follows:

For the years ended December 31,	2019	2018
50 Basis Points Increase	-	12
50 Basis Points Decrease	-	(13)

As at December 31, 2019, the increase or decrease in net earnings for a one percent change in interest rates on floating rate debt amounts to $3 million (2018 – $nil; 2017 – $nil). This assumes the amount of fixed and floating debt remains unchanged from respective balance sheet dates.

D) Credit Risk

Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus has in place a Credit Policy approved by the Audit Committee of the Board of Directors designed to ensure that its credit exposures are within an acceptable risk level as determined by the Company's Enterprise Risk Management Policy. The Credit Policy outlines the roles and responsibilities related to credit risk, sets a framework for how credit exposures will be measured, monitored and mitigated, and sets parameters around credit concentration limits.

Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Cenovus's exposure to its counterparties is within credit policy tolerances. The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets, and long-term receivables is the total carrying value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

As at December 31, 2019, approximately 97 percent of the Company's accruals, joint operations, trade receivables and net investment in finance leases were investment grade (2018 – 90 percent), and as at December 31, 2019 and 2018, substantially all of the Company's accounts receivable were outstanding less than 60 days. The average expected credit loss on the Company's accruals, joint operations, trade receivables and net investment in finance leases was 0.3 percent as at December 31, 2019 (2018 – 0.4 percent). As at December 31, 2019, Cenovus had one counterparty (2018 – one counterparty) whose net settlement position individually accounted for more than 10 percent of the fair value of the Company's accruals, joint operations, trade receivables and net investment in finance leases.

E) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Cenovus manages its liquidity risk through the active management of cash and debt and by maintaining appropriate access to credit, which may be impacted by the Company's credit ratings. As disclosed in Note 23, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA of less than 2.0 times to manage the Company's overall debt position.

Cenovus manages its liquidity risk by ensuring that it has access to multiple sources of capital including: cash and cash equivalents, cash from operating activities, undrawn credit facility capacity and availability under its shelf prospectus. As at December 31, 2019, Cenovus had $186 million in cash and cash equivalents, and $4.2 billion available on its committed credit facility. In addition, Cenovus has unused capacity of US$5.0 billion under a base shelf prospectus, the availability of which is dependent on market conditions.

Undiscounted cash outflows relating to financial liabilities are:

As at December 31, 2019	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	2,210	-	-	-	2,210
Risk Management Liabilities [1]	2	-	-	-	2
Long-Term Debt [2]	344	1,338	1,465	9,326	12,473
Contingent Payment [3]	79	69	-	-	148
Lease Liabilities [2]	277	466	410	1,544	2,697

As at December 31, 2018	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	1,833	-	-	-	1,833
Risk Management Liabilities [1]	3	-	-	-	3
Long-Term Debt [2]	1,152	862	2,138	13,256	17,408
Contingent Payment [3]	15	113	15	-	143
Other [4]	-	1	1	2	4

[1] Risk management liabilities subject to master netting agreements.
[2] Principal and interest, including current portion.
[3] Refer to Note 35C for fair value assumptions.
[4] Includes finance leases under IAS 17.

37. SUPPLEMENTARY CASH FLOW INFORMATION

For the years ended December 31,	2019	2018	2017
Interest Paid	511	564	538
Interest Received	12	19	31
Income Taxes Paid	17	116	12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

The following table provides a reconciliation of cash flows arising from financing activities:

	Dividends Payable	Long-Term Debt	Lease Liabilities
As at December 31, 2016	-	6,332	-
Changes From Financing Cash Flows:			
Issuance of Long-Term Debt	-	3,842	-
Net Issuance (Repayment) of Revolving Long-Term Debt	-	32	-
Issuance of Debt Under Asset Sale Bridge Facility	-	3,569	-
(Repayment) of Debt Under Asset Sale Bridge Facility	-	(3,600)	-
Dividends Paid	(225)	-	-
Non-Cash Changes:			
Dividends Declared	225	-	-
Foreign Exchange (Gain) Loss	-	(697)	-
Finance Costs	-	36	-
Other	-	(1)	-
As at December 31, 2017	-	9,513	-
Changes From Financing Cash Flows:			
(Repayment) of Long-Term Debt	-	(1,144)	-
Net Issuance (Repayment) of Revolving Long-Term Debt	-	(20)	-
Dividends Paid	(245)	-	-
Non-Cash Changes:			
Dividends Declared	245	-	-
Foreign Exchange (Gain) Loss	-	817	-
Finance Costs	-	(2)	-
As at December 31, 2018	-	9,164	-
Adjustment for Change in Accounting Policy (Note 4)	-	-	1,494
As at January 1, 2019 (Note 4)	-	9,164	1,494
Changes From Financing Cash Flows:			
Dividends Paid	(260)	-	-
Net Issuance (Repayment) of Long-Term Debt	-	(2,279)	-
Net Issuance (Repayment) of Revolving Long-Term Debt	-	276	-
Principal Repayment of Leases	-	-	(150)
Non-Cash Changes:			
Dividends Declared	260	-	-
Foreign Exchange (Gain) Loss	-	(399)	(23)
Gain on Repurchase of Debt and Amortization of Debt Issuance Costs	-	(63)	-
Lease Additions	-	-	590
Re-measurement of Lease Liabilities	-	-	15
Lease Terminations	-	-	(11)
Other	-	-	1
As at December 31, 2019	**-**	**6,699**	**1,916**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
All amounts in $ millions, unless otherwise indicated
For the year ended December 31, 2019

38. COMMITMENTS AND CONTINGENCIES

A) Commitments

Future payments for the Company's commitments are below. A commitment is an enforceable and legally binding agreement to make a payment in the future for the purchase of goods and services. These items exclude amounts recorded in the Consolidated Balance Sheets.

As at December 31, 2019	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage [1]	1,005	959	1,026	1,456	1,381	15,672	21,499
Real Estate [2] [3]	35	36	38	39	42	662	852
Other Long-Term Commitments	104	44	36	34	28	108	354
Total Payments [4]	**1,144**	**1,039**	**1,100**	**1,529**	**1,451**	**16,442**	**22,705**

As at December 31, 2018	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage [1]	1,040	1,104	1,335	1,491	1,562	16,809	23,341
Real Estate [2] [3]	104	73	78	74	77	1,425	1,831
Capital Commitments	21	2	1	-	-	-	24
Other Long-Term Commitments	148	81	45	37	32	147	490
Total Payments [4]	1,313	1,260	1,459	1,602	1,671	18,381	25,686

[1]   Includes transportation commitments of $13 billion (2018 – $14 billion) that are subject to regulatory approval or have been approved, but are not yet in service.
[2]   Relates to the non-lease components of lease liabilities consisting of operating costs and unreserved parking for office space in 2019. Includes both the lease and non-lease component of the Company's real estate contracts for 2018.
[3]   Excludes committed payments for which a provision has been provided.
[4]   Contracts undertaken on behalf of WRB are reflected at Cenovus's 50 percent interest.

On January 1, 2019, the Company adopted IFRS 16 which resulted in the recognition of lease liabilities related to operating leases on the balance sheet. These liabilities were previously reported as commitments. For a reconciliation of the Company's commitments as at December 31, 2018 to its lease liabilities as at January 1, 2019, see Note 4.

Transportation and storage commitments include future commitments relating to railcar and storage tank leases of $31 million and $11 million, respectively, that have not yet commenced. The railcar leases are expected to commence in 2020 with lease terms of between six years and eight years and the storage tank leases are expected to commence in 2020 with lease terms of five years.

As at December 31, 2019, there were outstanding letters of credit aggregating $364 million issued as security for performance under certain contracts (2018 – $336 million).

In addition to the above, Cenovus's commitments related to its risk management program are disclosed in Note 36.

B) Contingencies

Legal Proceedings

Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its Consolidated Financial Statements.

Decommissioning Liabilities

Cenovus is responsible for the retirement of long-lived assets at the end of their useful lives. Cenovus has recorded a liability of $1,235 million, based on current legislation and estimated costs, related to its upstream properties, refining facilities and midstream facilities. Actual costs may differ from those estimated due to changes in legislation and changes in costs.

Income Tax Matters

The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.

Contingent Payment

In connection with the Acquisition, Cenovus agreed to make quarterly payments to ConocoPhillips during the five years subsequent to May 17, 2017 for quarters in which the average WCS crude oil price exceeds $52.00 per barrel during the quarter. As at December 31, 2019, the estimated fair value of the contingent payment was $143 million (see Note 25).